  As filed with the Securities and Exchange Commission on April 11, 2000

                                                 Registration No. 333-33926
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                         West TeleServices Corporation
             (Exact Name of Registrant as Specified in its Charter)

                     Delaware                           47-0777362
           (State or other jurisdiction              (I.R.S. Employer
                of incorporation)                    Identification No.)

                                ---------------

                           11808 Miracle Hills Drive
                             Omaha, Nebraska 68154
                                 (402) 963-1500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                Thomas B. Barker
                     President and Chief Executive Officer
                         West TeleServices Corporation
                           11808 Miracle Hills Drive
                             Omaha, Nebraska 68154
                                 (402) 963-1500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ---------------

                                with copies to:

             John S. D'Alimonte, Esq.                        Robert E. Buckholz, Jr., Esq.
             Willkie Farr & Gallagher                             Sullivan & Cromwell
                787 Seventh Avenue                                  125 Broad Street
           New York, New York 10019-6099                     New York, New York 10004-2498
                  (212) 728-8000                                     (212) 558-4000

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to Completion. Dated April 11, 2000.

                                4,500,000 Shares

                         West TeleServices Corporation
[LOGO OF WEST TELESERVICES CORPORATION]

                                  Common Stock

                                  -----------

  All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. West TeleServices Corporation will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

  The common stock is quoted on the Nasdaq National Market under the symbol "WTSC." On April 10, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $26.06 per share.

  See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of our common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
Initial price to public........................................   $       $
Underwriting discount..........................................   $       $
Proceeds, before expenses, to the selling stockholders.........   $       $

  To the extent that the underwriters sell more than 4,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 675,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

Goldman, Sachs & Co.                                  Credit Suisse First Boston

                                  -----------

Robert W. Baird & Co.
                                                Janney Montgomery Scott LLC

                                  -----------

                      Prospectus dated             , 2000.

            [Artwork appearing on inside front cover of Prospectus]


                                  [West Logo]


                            the connection between
                            you and your customers

            [Artwork appearing on inside front cover of Prospectus]


                     Commitment to Complete Customer Care


                                  [West Logo]


                     [Diagram of Customer Care Solutions]


                       Fully Integrated Service Offering

            [Artwork appearing on inside front cover of Prospectus]


                     WEST-ENABLED CUSTOMER CARE SOLUTIONS


West iCare supports a suite of Internet-based, real-time interaction tools fully integrated into West's already proven customer care platform.


                             [Pictures of Agents]

                               PROSPECTUS SUMMARY

   This summary contains a general summary of the information contained in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus and the documents incorporated by reference before making an investment decision. Unless otherwise indicated, data in this prospectus is as of December 31, 1999 and assumes that the underwriters will not exercise the over-allotment option.

                         West TeleServices Corporation

  West TeleServices Corporation is one of the largest independent providers of customer relationship management, or CRM, solutions in the United States. We enable our clients to completely outsource a full range of services, including processing of customer initiated contacts, automated voice response services and direct marketing services. We offer our services over the telephone and the Internet. Our services improve the customer's overall experience, minimize our clients' cost of managing their customer relationship and provide our clients an opportunity to leverage customer data.

  We provide our CRM solutions to Fortune 500 companies, leading Internet oriented companies and e-commerce companies. These services help our clients acquire customers, provide customer support and generate repeat sales. We operate a national network of 24 state-of-the-art customer contact centers and seven automated voice and data processing centers throughout North America, with over 8,000 workstations and approximately 33,500 voice response ports.

  We target clients in highly competitive industries that require sophisticated CRM services, including:

      .communications           .Internet/e-commerce             .financial services
      .pharmaceuticals          .public utilities                .consumer goods
      .software services        .direct marketing                .insurance

  As part of our complete customer care solution we offer West iCare, a full suite of Internet services, including "chat", e-mail, Voice over the Internet, call back requests, form sharing, electronic faxing and co-browsing. West iCare is integrated with our other services and can be provided on a stand-alone basis.

  Our management team is among the most experienced in the industry. Over the last decade we have consistently delivered increasing revenue and profits each year. Revenue has grown from approximately $257 million in 1995 to approximately $562 million in 1999, and net income has grown from approximately $22 million to approximately $50 million over the same period, representing a compound annual growth rate of approximately 22% and 22%, respectively. All of the growth in our operating results has been generated internally.

Our Opportunity

  We serve a large and rapidly growing market for outsourced CRM services. According to International Data Corporation, the market for CRM services is expected to grow from approximately $17 billion in 1998 to nearly $48 billion in 2003, representing a compound annual growth rate of 23%.

  We believe that industry growth will be driven primarily by three factors:

  . the trend toward outsourcing of CRM operations to third parties which are able to provide cost-effective, higher levels of service;

  . the emergence of new Internet businesses, many of which lack infrastructure and experience to effectively manage critical customer relationships, which seek to outsource these CRM operations; and

  . the increasing use of telephone and on-line media to acquire and service customers whose expectations of immediate service and access to extensive information have been driven by the explosive growth of the Internet.

  We believe we are well-positioned to capitalize on the expected growth of the market. We actively help our diversified base of approximately 900 clients outsource more functions, while selectively adding new clients. Our investment in proprietary technology enables us to provide the highest level of customized services to our clients. We have launched a targeted sales effort to further the Internet oriented business initiatives of our core, Fortune 500 clients, and are building new relationships with leading Internet oriented and e-commerce companies.

Our Strengths

  X  Ability to capitalize on large and growing market opportunity

  X Leading market position in all services we offer, with ability to support large-volume programs and achieve operating efficiencies

  X  Integrated suite of Internet and telephone based solutions

  X State-of-the-art technology and facilities offer improved levels of information, data capture and cost-efficiency

  X High quality, diverse client base, with over two-thirds of revenue derived from consumer initiated interactions

Our Strategy

  Our objective is to remain the leading full-service provider of voice and Internet CRM services. Our strategy for achieving this objective is to offer a fully integrated portfolio of services to our clients and to continue to improve the quality and cost-effectiveness of our clients' customer service and marketing operations. We seek to implement this strategy through the following:

  I. Build Long-Term Client Relationships by Providing Quality Services

  II. Provide Fully Integrated Service Solutions

  III. Manage Profitable Growth Through Recurring and Large Volume Programs

  IV. Capture Leadership Position in Internet CRM Services

  V. Capitalize on State-of-the-Art Technology

  VI. Leverage Strong Management Experience

                                ----------------

  Our principal offices are at 11808 Miracle Hills Drive, Omaha, Nebraska 68154. The telephone number at our offices is (402) 571-7700.

                                  The Offering

Common stock offered by the selling
 stockholders....................... 4,500,000 shares
Common stock to be outstanding after
 the offering (1).............       63,821,365 shares
Use of Proceeds..................... We will not receive any proceeds from this offering.
Nasdaq National Market symbol....... "WTSC"
Risk Factors........................ See Risk Factors and other information included in this prospectus for a discussion of factors you
                                     should carefully consider before deciding to invest
                                     in shares of the common stock.

--------
(1) We calculated outstanding shares above based on the number of shares outstanding as of March 1, 2000, excluding a total of 912,335 shares of common stock currently issuable upon exercise of outstanding options with a weighted average exercise price of approximately $9.69 per share.

                 Summary Consolidated Historical Financial Data

  The summary consolidated historical financial data for our 1997, 1998 and 1999 fiscal years is derived from our consolidated financial statements for these years. You should read this summary data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

                                                    Year Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                    ----      ----      ----
                                                  (in thousands, except per
                                                     share, percentages,
                                                    workstations and port
                                                            data)
Consolidated Statements of Operations Data:
Revenue.......................................... $562,444  $482,823  $398,832
Net operating income.............................   79,508    73,491    59,096
Net income.......................................   49,754    45,991    37,410
Basic earnings per share......................... $   0.79  $   0.73  $   0.59
Shares used to compute basic earnings per share..   63,330    63,330    63,330
Diluted earnings per share....................... $   0.77  $   0.73  $   0.59
Shares used to compute diluted earnings per
 share...........................................   64,380    63,353    63,346

Selected Operating Data:
EBITDA (1)....................................... $117,478  $ 99,909  $ 79,256
EBITDA margin (2)................................     20.9%     20.7%     19.9%
Operating margin (3).............................     14.1%     15.2%     14.8%
Net income margin (4)............................      8.9%      9.5%      9.4%
Number of workstations (at end of period)........    8,364     7,624     5,931
Number of ports (at end of period)...............   33,476    11,160     8,056
                                                      December 31, 1999
                                                  ----------------------------
                                                        (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........................           $ 61,865
Working capital..................................            104,427
Total assets.....................................            408,989
Total debt.......................................             45,196
Total stockholders' equity.......................            291,962

--------
(1) "EBITDA" is defined as income before income taxes, depreciation, interest expense and amortization. EBITDA is presented because we believe it is frequently used by investors and analysts in the evaluation of companies. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.
(2) Represents EBITDA as a percentage of revenue.
(3) Represents net operating income as a percentage of revenue.
(4) Represents net income as a percentage of revenue.

                                 RISK FACTORS

  You should carefully consider the risks and uncertainties described below and other information in this prospectus before deciding to invest in our common stock. These are not the only risks and uncertainties that we face. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business operations. If any of these risks and uncertainties occurs, it could have a material adverse effect on our business, the trading price of our common stock could decline and you could lose all or part of your investment.

Intense competition in the CRM services industry may decrease our profitability

  The market for customer relationship management, or CRM, services is highly competitive, highly fragmented and subject to rapid change. Many vendors offer services that compete directly with the services we offer. We also compete with internal marketing departments of current and potential clients. These include, for example, mail order catalog businesses and reservation centers of major hotel chains. In a broader sense, our services also compete with other forms of marketing such as mail, television, Internet and radio. We expect competition to increase significantly in the future, both from existing competitors and from companies that may enter our existing and future markets. Increased competition could have a material adverse effect on our profitability.

  Some of our current and potential competitors may have financial and other resources substantially greater than ours. In addition, as the CRM services industry continues to evolve, additional competitors with greater resources than our company may enter the industry. Our clients may also choose to conduct more of their sales, marketing or customer service activities internally.

Potential future competing technologies and trends may have an adverse effect on the demand for our services

  New forms of direct sales and marketing techniques are constantly being developed. Recent examples include interactive home shopping through television, computer networks including the Internet, and radio. These new techniques could have a material adverse effect on the demand for the services that we provide. The effectiveness of marketing by telephone could also decrease as a result of consumer saturation and increased consumer resistance to teleservices generally or to the services that we provide. We may be unable to anticipate and successfully respond to these trends.

We may not be able to manage our growth effectively which could adversely affect our profitability

  We have experienced rapid growth over the past several years. We anticipate continued growth, driven by industry trends toward outsourcing of sales order processing, marketing and customer service operations, as well as our increased penetration of new and existing clients and markets. Our future performance and profitability, however, will depend on our ability to:

  . maintain a sufficient number of highly trained personnel to conduct product implementation, sales activity, training and other customer support services;

  .  expand, train and manage our current employee base; and

  . enhance our operational, customer support and management systems and adapt those systems to changes in our business.

  We may be unable to manage our growth successfully, and this could have a material adverse effect on our profitability.

We depend upon a few major clients for most of our revenue

  A significant portion of our revenue is generated from relatively few clients. The loss of a large client or a number of our largest clients could have a material adverse effect on our business. Our largest client, AT&T, accounted for approximately 32% of our revenue in 1999 and 33% of our revenue in 1998. We generally operate under contracts that have a term of less than one year and may be terminated on 30-days' notice.

  Subsequent contracts may be subject to open bidding among us and our competitors. Our failure to "win" these contracts and retain these clients may have a material adverse effect on our operating results.

We may be unable to hire and retain a sufficient number of qualified personnel, and an unanticipated increase in wages could affect our profitability

  The CRM services industry is very labor intensive and experiences high personnel turnover. Many of our employees receive hourly wages and a significant number are employed on a part-time basis. A significant increase in the turnover rate among our employees would increase our recruiting and training costs and decrease our operating efficiency and productivity. Unexpected growth in our business may at times require us to recruit and train qualified personnel at an accelerated rate. We may not be able to continue to recruit, hire, train and retain a sufficient labor force of qualified employees in order to meet the needs of our business.

  A significant portion of our costs consist of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could have a material adverse effect on our profitability.

Inability to keep up with rapid technological changes would have a material adverse affect on our business and prospects

  We have made significant investments in sophisticated and specialized telecommunications and computer technology, such as our recently launched West iCare suite of products, to provide customized solutions to meet our client's needs. To maintain our competitiveness, we must continue selecting, investing in and developing new and enhanced technology. We may not be successful in anticipating technological changes or in selecting and developing new and enhanced technology.

Claims that we infringe third-party intellectual property rights could disrupt our business

  Third parties may assert claims based on patent, copyright, trademark and other intellectual property rights in technologies that are important to our business. Any claims could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could have an adverse effect on our operating results. Royalty or licensing agreements, if required, may not be available on acceptable terms or at all. In addition, in some of our service agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties.

Our stock price may be volatile

  Since our initial public offering in November 1996, our stock price has experienced significant volatility. We expect that the market price of our common stock will continue to fluctuate in the future in response to many factors, including those identified in the risk factors listed in this section. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many CRM service providers, which have often been unrelated to the operating performance of these companies. Our stock price could fluctuate as a result of these market fluctuations.

Frequent or prolonged service interruptions could materially and adversely affect our reputation and business

  Our business is highly dependent on our computer and telephone equipment and software systems. The temporary or permanent loss of our equipment or systems through casualty or operating malfunction could have a material adverse effect on our reputation and business.

The loss of any of our key executive officers could adversely affect us

  Our businesses are managed by a small number of key executive officers, particularly Thomas B. Barker, Chief Executive Officer and President, Nancee Shannon Berger, Chief Operating Officer, and Michael A. Micek, Chief Financial Officer. The loss of any of these key executive officers could have a materially adverse effect on our operations and financial results.

Our quarterly operating results may be subject to significant fluctuation

  Our operating results may fluctuate from quarter to quarter as a result of factors such as:

  .  pricing actions of our competitors and us;

  .  seasonality; and

  .  the level of advertising and promotional spending by our clients.

Existing stockholders will continue to control our company, which could affect any matters requiring stockholder approval

  Gary L. West and Mary E. West beneficially own an aggregate of approximately 70% of the outstanding common stock. As a result, these stockholders are able to elect the entire board of directors and to control the outcome of other matters requiring stockholder approval. This voting concentration may have the effect of delaying or preventing a change in control of our company or any other matter requiring stockholder approval.

Increases in the costs of communication services may have a material adverse effect on our profitability

  Our business materially depends on services provided by long-distance and local telephone companies. These telephone services represent a significant portion of our costs. Increases in these costs could significantly decrease our profitability.

Anti-takeover provisions in our charter and by-laws could limit our share price and delay a change in control

  Our certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring our company without the approval of our incumbent board of directors. These provisions include:

  . a staggered board of directors, with only two of our directors elected each year;

  .  restrictions on who may call a special meeting of stockholders; and

  . advance notice procedures with regard to the nomination of candidates for election as directors of certain matters to be brought before an annual or special meeting of stockholders.

  Other provisions allow us to issue preferred stock without any further vote by the stockholders, and impose procedural requirements that could make it more difficult for stockholders to take corporate actions. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions could also have the effect of delaying or preventing a change in control of our company.

Increased governmental regulation could adversely affect our operations

  Our industry has become subject to an increasing amount of federal and state regulation. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the FCC to issue regulations prohibiting misrepresentations in telephone sales. As a part of its 900 Number Rule rulemaking review, the FTC has issued proposed revisions to the rule which would impose additional restrictions on our business. Further federal and state legislation, or changes in regulatory implementation, may limit our activities or our clients' activities or significantly increase the cost of regulatory compliance.

  Several of the industries in which our clients operate are subject to varying degrees of government regulation, particularly the insurance and financial services industries. We could be subject to a variety of enforcement or private actions for our failure or the failure of our clients to comply with these regulations.

  Our agents who sell insurance products are required to be licensed by various state insurance commissions and to participate in regular continuing education programs. We must comply with the extensive regulations of these state commissions. Changes in these regulations or their implementation could materially increase our operating costs or otherwise have a material adverse effect on our business.

We are now, and may be in the future, involved in litigation which could have a material affect on our financial condition and results of operations

  We are currently the defendant in several lawsuits. Our potential liability and expenses from these lawsuits could have a material adverse affect on our financial condition and results of operations. For a description of these lawsuits, see "Business--Legal Proceedings." In the future we may be subject to additional lawsuits. These potential lawsuits may expose us to significant expenses and damages.

Computer viruses may disrupt our service

  Our systems may be vulnerable to computer viruses and other disruptions caused by unauthorized or illegal access to our systems. We may incur significant costs to protect against or correct such computer viruses or disruptions. In addition, eliminating computer viruses and alleviating other disruptive problems may require interruptions, delays or changes in our delivery of services to our clients. On-line service providers have in the past experienced, and in the future may experience, interruptions of service as a result of the accidental or intentional actions of Internet users and current and former employees. We cannot be certain that measures we take to prevent these problems will continue to be protective in the future.

Year 2000 problems may adversely affect us

  We have not experienced any year 2000-related problems with our hardware or software or with third-party software, hardware or services on which we rely. It is possible that Year 2000 compliance problems exist that we cannot yet identify. If problems arise and we fail to address them on a timely basis, it could result in lost revenue, increased operating costs, the loss of customers and other business interruptions.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains statements that plan for or anticipate the future. In this prospectus, forward-looking statements are generally identified by the use of such terms as "may", "believe", "will", "should", "expect", "intend", "anticipate", "estimate", "continue" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual growth and results could differ materially from those contained in the forward-looking statements due to a number of factors, including the following:

    .  changes in the teleservices industry;

    .  unexpected technological developments;

    .  new competitors;

    .  changes in customer and distributor relationships; and

    .  dependence on key personnel.

  These factors could cause our results to differ from those set forth in forward-looking statements including those identified above as well as those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

                                USE OF PROCEEDS

  We will not receive any proceeds from the sales of the shares offered by the selling stockholders in this offering. All of the shares being offered in this offering are beneficially owned by the selling stockholders named in this prospectus.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been quoted on the Nasdaq National Market under the symbol "WTSC" since our initial public offering on December 2, 1996. The following table shows the high and low per share sale prices of our common stock as reported by the Nasdaq National Market for the periods indicated:

                                                                   High   Low
                                                                  ------ ------
   Year Ended December 31, 1997
   First Quarter................................................. $25.25 $12.00
   Second Quarter................................................  16.25  12.38
   Third Quarter.................................................  16.38  12.50
   Fourth Quarter................................................  15.13  10.13

   Year Ended December 31, 1998
   First Quarter.................................................  17.38  11.50
   Second Quarter................................................  18.25  11.25
   Third Quarter.................................................  15.25   9.25
   Fourth Quarter................................................  14.25   8.38

   Year Ended December 31, 1999
   First Quarter.................................................  12.25   8.50
   Second Quarter................................................  10.63   7.38
   Third Quarter.................................................  12.63   8.38
   Fourth Quarter................................................  25.00  11.63

   Year Ended December 31, 2000
   First Quarter.................................................  27.31  18.00
   Second Quarter (through April 10, 2000).......................  28.00  24.75

  On April 10, 2000, the price per share of our common stock was $26.06. As of March 1, 2000, there were 77 holders of record of our common stock. We urge you to obtain current market quotations of our common stock before making any decision with respect to an investment in our common stock.

                                DIVIDEND POLICY

  Since our initial public offering in November 1996, we have not declared or paid dividends on our common stock. We currently intend to retain future earnings for use in our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

  The following table summarizes our cash and cash equivalents and our capitalization, on an actual basis, as of December 31, 1999 as follows:

                                                              December 31, 1999
                                                              -----------------
                                                               (in thousands)
Cash and cash equivalents....................................     $ 61,865
                                                                  ========
Long-term obligations, less current maturities...............       30,314
                                                                  --------
Stockholders' equity:
  Preferred stock, 10,000 shares authorized; no shares
   outstanding...............................................          --
  Common stock, 200,000 shares authorized; 63,330 shares
   outstanding (1)...........................................          633
  Additional paid-in capital.................................      157,647
  Retained earnings..........................................      133,682
                                                                  --------
    Total stockholders' equity...............................      291,962
                                                                  --------
      Total capitalization...................................     $322,276
                                                                  ========

--------
(1) The number of shares of common stock outstanding is based on the actual number of shares outstanding as of December 31, 1999.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our historical consolidated financial statements and notes thereto included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited historical consolidated financial statements which are not included in this prospectus.

  The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         Year ended December 31,
                               ------------------------------------------------
                                 1999      1998      1997      1996      1995
                               --------  --------  --------  --------  --------
                                   (in thousands, except for per share,
                                 percentages, workstations and port data)
Statement of Operations Data:
Revenue......................  $562,444  $482,823  $398,832  $317,210  $256,894
Cost of services.............   288,503   256,494   220,858   180,380   146,531
Selling, general and
 administrative expenses.....   194,433   152,838   118,878    87,499    70,575
                               --------  --------  --------  --------  --------
Net operating income.........    79,508    73,491    59,096    49,331    39,788
Net other income (expense)...       850     1,269     1,716    (3,420)   (3,389)
                               --------  --------  --------  --------  --------
Net income before income tax
 expense.....................    80,358    74,760    60,812    45,911    36,399
Actual income tax expense....    30,604    28,769    23,402     4,213       828
Pro Forma Information (1):
 Income tax expense..........       --        --        --     12,950    13,130
                               --------  --------  --------  --------  --------
 Net income..................  $ 49,754  $ 45,991  $ 37,410  $ 28,748  $ 22,441
                               ========  ========  ========  ========  ========
Earnings per share:
 Basic.......................  $   0.79  $   0.73  $   0.59  $   0.52  $   0.42
 Diluted.....................  $   0.77  $   0.73  $   0.59  $   0.52  $   0.42
Weighted average number of
 common shares outstanding:
 Basic.......................    63,330    63,330    63,330    54,891    53,968
 Diluted.....................    64,380    63,353    63,346    54,966    53,968
Selected Operating Data:
EBITDA (2)...................  $117,478  $ 99,909  $ 79,256  $ 61,096  $ 48,338
EBITDA margin (3)............      20.9%     20.7%     19.9%     19.3%     18.8%
Operating margin (4).........      14.1%     15.2%     14.8%     15.6%     15.5%
Net income margin (5)........       8.9%      9.5%      9.4%      9.1%      8.7%
Number of workstations (at
 end of period)..............     8,364     7,624     5,931     4,440     3,158
Number of ports (at end of
 period).....................    33,476    11,160     8,056     5,804     3,870

                                                 As of December 31,
                                    --------------------------------------------
                                      1999     1998     1997     1996     1995
                                    -------- -------- -------- -------- --------
Balance Sheet Data:
Cash and cash equivalents.......... $ 61,865 $  6,928 $ 39,820 $ 55,065 $ 21,861
Working capital....................  104,427   70,699   55,320   46,169    6,550
Property and equipment, net........  167,934  144,139  111,710   70,608   45,889
Total assets.......................  408,989  326,139  282,150  238,285  123,452
Total debt.........................   45,196   30,952   21,686   22,523   41,743
Stockholders' equity...............  291,962  242,208  196,217  158,879   38,229

--------
(1) Reflects a pro forma provision for income taxes as if we had been subject to Federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined Federal and state tax rate.
(2) "EBITDA" is defined as income before income taxes, depreciation, interest expense and amortization. EBITDA is presented because we believe it is frequently used by investors and analysts in the evaluation of companies. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.
(3)  Represents EBITDA as a percentage of revenue.
(4)  Represents net operating income as a percentage of revenue.
(5)  Represents net income as a percentage of revenue.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

  We are a leading provider of outsourced voice and Internet CRM solutions. We believe we have established a distinct competitive advantage in our ability to provide our clients with an integrated portfolio of CRM services through our three operating divisions--Operator Teleservices, Interactive Teleservices and Direct Teleservices.

  Since our initial public offering in November 1996, we have experienced significant growth in our business. Revenue has grown from $317.2 million for the fiscal year ended 1996 to $562.4 million for the fiscal year ended 1999, and net income has grown from $28.7 million to $49.8 million during the same period. This represents a compound annual growth rate of approximately 21.0% and 20.2%, respectively. All of the growth in our operating results has been generated internally.

  Since 1996, we have grown from an operation with 9,800 employees to over 20,000 employees by the end of 1999. Over the same period we increased the number of our contact centers from eight to 24. Workstations also increased from approximately 4,500 in 1996 to over 8,000 at year end 1999.

  Throughout this growth period, our operating margins have remained consistently between 14.1% and 15.6%.

  Revenue. Operator Teleservices represented approximately 44.8% of total revenue for the year ended December 31, 1999. Revenue for Operator Teleservices is primarily generated at the time the contact with the customer begins. Revenue is based on the duration and/or number of customer interactions processed on behalf of our clients.

  Interactive Teleservices represented approximately 23.4% of total revenue for the year ended December 31, 1999. Revenue for Interactive Teleservices is primarily generated at the time contacts are received or sent by automated voice response units and is billed based on contact duration.

  Direct Teleservices represented approximately 31.8% of total revenue for the year ended December 31, 1999. Revenue for Direct Teleservices is generated mainly on an hourly basis from the time the marketing agent begins initiating contacts on behalf of our client.

  Expenses. Costs of telecommunications services we incurred were primarily comprised of long distance transmission charges. We effectively manage our telecommunications costs company-wide through a long-term services contract with AT&T which includes an established rate schedule subject to certain call volume commitments. As one of AT&T's largest clients, we believe we have negotiated a favorable contract at an attractive service rate. We have also entered into a number of equipment maintenance and network management contracts with AT&T in order to facilitate reliable and efficient network operations. Rates for telecommunications services are primarily determined by total volume, level of network management and technical support under contract.

  We manage our direct labor costs through our flexible staffing and scheduling initiatives. In particular, we have developed our own proprietary scheduling systems which are designed to optimize staffing and pay levels in anticipation of fluctuating customer initiated transaction volumes as clients' campaigns are scheduled. We control our direct labor costs by decentralizing our operations and by seeking new geographic markets which offer attractive labor market characteristics for our Operator and Direct Teleservices divisions. Direct labor rates fluctuate based upon local market factors such as the size and availability of a part-time workforce. Labor rates are adjusted, as necessary, to attract the required number of service agents during seasonal fluctuations. During the year ended December 31, 1999, we reduced direct costs as a percentage of revenue due in part to more favorable labor rates realized by entering new local markets.

  Selling, general and administrative expenses consist of all expenses that support our ongoing operations. These expenses include costs related to salaries, facilities, equipment depreciation, maintenance, amortization of goodwill, allowance for doubtful accounts, sales and marketing activities, client support services and corporate management. Changes in selling, general and administrative expenses primarily reflect the addition of new facilities over certain periods or expanded marketing activities.

Results of Operations

Recent Developments--First Quarter Results

  On April 6, 2000, we announced our results of operations for our quarter ended March 31, 2000. For the quarter ended March 31, 2000, revenue increased 23.2% to $170.1 million from $138.0 million during the comparable period last year. Operating income increased 21.0% to $26.4 million from $21.8 million in the same quarter in the prior year. Net income increased 22.4% to $17.0 million from $13.9 million in the same period of 1999. Basic earnings per share increased to $0.27 for the first quarter versus $0.22 for the same period of 1999. Diluted earnings per share increased to $0.25 for the first quarter versus $0.22 for the same period of 1999. EBITDA for the first quarter 2000 increased 21.8% to $36.9 million from $30.3 million for the first quarter 1999.

  During the first quarter, Operator Teleservices contributed 50.2% of total revenue. Direct and Interactive Teleservices constituted 30.5% and 19.3% of total revenue for the same period, respectively. As a percentage of revenue, operating income was 15.5% in the first quarter 2000 compared to 15.8% in the first quarter 1999. Costs of services as a percentage of revenue decreased 1.3% to 50.7% for the first quarter of 2000 compared to 52.0% for the same quarter last year. Selling, general and administrative expenses as a percentage of revenue increased 1.6% to 33.8% for the first quarter of 2000 from 32.2% for the first quarter of 1999. This increase in selling, general and administrative expense is due primarily to depreciation expense accrued for new contact centers, expenses related to additional site development and a shift in operating activity from Interactive to Operator Teleservices.

  The following table sets forth our Consolidated Statement of Operations Data as a percentage of revenue for the periods indicated:

                                                               Year ended
                                                              December 31,
                                                            -------------------
                                                            1999   1998   1997
                                                            -----  -----  -----
   Revenue................................................. 100.0% 100.0% 100.0%
   Cost of services........................................  51.3   53.1   55.4
   Selling, general and administrative expenses............  34.6   31.7   29.8
                                                            -----  -----  -----
   Net operating income....................................  14.1   15.2   14.8
   Net other income (expense)..............................   0.2    0.3    0.5
                                                            -----  -----  -----
   Net income before income tax expense....................  14.3   15.5   15.3
   Income tax expense......................................   5.4    6.0    5.9
                                                            -----  -----  -----
   Net income..............................................   8.9%   9.5%   9.4%
                                                            =====  =====  =====

Years Ended December 31, 1999 and 1998

  Revenue. Revenue increased $79.6 million or 16.5% to $562.4 million in 1999 from $482.8 million in 1998. The increase in revenue included $32.6 million derived from new clients and $47.0 million derived from existing clients. The overall revenue increase is attributable to higher transaction volumes.

  During the year ended December 31, 1999, we provided services to more than 900 clients. Eighty percent of our total revenue was generated by 46 clients. During 1999, AT&T remained our largest client and accounted for 32% of total revenue, down from 33% in 1998. Revenue from AT&T was derived from approximately 39 distinct programs.

  Cost of Services. Cost of services represents direct labor, telecommunications expense and other costs directly related to service activities. Cost of services increased $32.0 million or 12.5% for the year ended December 31, 1999 to $288.5 million from $256.5 million for the comparable period of 1998. As a percentage of revenue, cost of services decreased to 51.3% for 1999 compared to 53.1% for 1998. The decreases in direct costs as a percentage of revenue can be attributed to continued favorable labor costs due to the deployment of new facilities earlier in 1999, lower telecommunications costs and the shift in operating activity from Interactive Teleservices to Direct and Operator Teleservices. Historically, Interactive Teleservices has a higher cost of services.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $41.6 million or 27.2% to $194.4 million for the year ended December 31, 1999, from $152.8 million in 1998. As a percentage of revenue, selling, general and administrative expenses increased to 34.6% for the year ended December 31, 1999, compared to 31.7% in 1998. The increase can be attributed to higher depreciation expense taken on new contact centers, selling, general and administrative expenses related to 1999 facility site development and the shift in operating activity to Operator Teleservices. Depreciation for the twelve months ended December 31, 1999 was $35.7 million compared to $25.6 million in 1998. The change in revenue mix accounted for 1.8% of the shift from direct costs of services to selling, general and administrative expenses. The remaining 1.1% increase can be explained by 0.7% in increased depreciation and the remaining 0.4% is due to the under utilization of assets in Direct Teleservices.

  Net Operating Income. Net operating income increased by $6.0 million or 8.2% to $79.5 million in 1999 from $73.5 million in 1998. For the twelve months ended December 31, 1999, operating income as a percentage of revenue decreased 1.1% to 14.1% from 15.2% for 1998 due primarily to the increase in selling, general and administrative expenses.

  Net Other Income (Expense). Net other income (expense) includes interest income from short-term investments, interest income from an accounts receivable financing program (net of the related interest expense to fund the program), interest income from customer notes receivable and interest expense from short-term and long-term borrowings under credit facilities and capital leases. Other income (expense) for the year ended December 31, 1999, totaled $0.9 million compared to $1.3 million for 1998. This decrease was due primarily to an increase in interest expense related to new capital leases.

  Net Income. Net income increased by $3.8 million or 8.2% for the year ended December 31, 1999, to $49.8 million from net income of $46.0 million in 1998. Net income includes a provision for income tax expense at a combined effective rate of 38.1% and 38.5% for 1999 and 1998, respectively.

Years Ended December 31, 1998 and 1997

  Revenue. Revenue increased $84.0 million or 21.1% to $482.8 million in 1998 from $398.8 million in 1997. The increase in revenue included $19.6 million derived from new clients and $64.4 million derived from existing clients. The overall revenue increase is attributable to higher transaction volumes.

  During the year ended December 31, 1998, we provided service to more than 800 clients. Eighty percent of our total revenue was generated by 41 clients. During 1998, AT&T remained our largest client and accounted for 33% of total revenue, up from 25% in 1997.

  Cost of Services. Cost of services represents direct labor, telecommunications expense and other costs directly related to service activities. Cost of services increased $35.6 million or 16.1% for the year ended December 31, 1998, to $256.5 million from $220.9 million for the comparable period of 1997. As a percentage of revenue, cost of services decreased to 53.1% for 1998 compared to 55.4% for 1997. The decreases are partially due to the addition of nine contact centers in new markets that had available, cost-effective quality labor.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $33.9 million or 28.6% to $152.8 million for the year ended December 31, 1998, from $118.9 million in 1997. As a percentage of revenue, selling, general and administrative expenses increased to 31.7% for the year ended December 31, 1998, compared to 29.8% in 1997. The increase can be attributed to higher depreciation expense and other costs associated with contact center expansion and the shift in the overall service mix from Interactive Teleservices to Direct and Operator Teleservices. Direct and Operator Teleservices traditionally have higher selling, general and administrative expenses as a percentage of revenue.

  Net Operating Income. Net operating income increased by $14.4 million or 24.4% to $73.5 million in 1998 from $59.1 million in 1997. As a percentage of revenue, net operating income increased slightly to 15.2% for the year ended December 31, 1998, compared to 14.8% in 1997, due to the factors discussed above for revenue, cost of services and selling, general and administrative expenses.

  Net Other Income (Expense). Net other income (expense) includes interest income from short-term investments, interest income from an accounts receivable financing program (net of the related interest expense to fund the program), interest expense from short-term and long-term borrowings under credit facilities and capital leases. Other income (expense) for the year ended December 31, 1998, totaled $1.3 million compared to $1.7 million for 1997.

  Net Income. Net income increased by $8.6 million or 22.9% for the year ended December 31, 1998, to $46.0 million from $37.4 million in 1997. Net income includes a provision for actual income tax expense at a combined effective rate of 38.5% for 1997 and 1998.

Liquidity and Capital Resources

  Our primary source of liquidity has been cash flow from operations, supplemented by proceeds from notes payable, capital leases and borrowings under our revolving bank lines of credit.

  We have a $25.0 million unsecured revolving credit facility. Advances under the revolving credit facility bear interest at the prime rate less 1.0%. We previously had a $20.0 million revolving credit facility, which expired in June of 1999. This credit facility was renewed on June 29, 1999 for $25.0 million under substantially the same terms and conditions. There were no borrowings outstanding under this facility at December 31, 1999. Our credit facility contains certain financial and other covenants, which were met at December 31, 1999. The renewed credit facility expires on June 28, 2000. We believe we could increase the amount of the facility, or renew the facility upon expiration, if needed.

  We also have a $10.0 million revolving bank line used to fund an accounts receivable financing program offered to certain customers in the pay per call industry. Borrowings under the facility are limited to a borrowing base of pledged accounts receivable from certain of our qualified customers which were assigned by us to the bank. Borrowings bear interest at 1.0% below the prime rate (actual rate of 7.50% at December 31, 1999). We previously had a $15.0 million credit facility which expired in June of 1999. This credit facility was renewed on June 29, 1999 for $10.0 million under substantially the same terms and conditions. There were no borrowings outstanding under this facility at December 31, 1999. We believe we could increase the amount of the facility, or renew the facility upon expiration, if needed.

  On April 1, 1999 we obtained promissory notes from a bank for $6.0 million to finance the growth in operations. The notes are payable in 36 monthly installments of $185,000 and bear interest at 6.75%.

  Throughout 1999, we purchased $22.0 million of furniture and telephone and computer equipment financed through notes payable to vendors and banks and capital leases over three years which bear interest from 6.10% to 8.10%.

  Net cash flow from operating activities was $114.2 million for the year ended December 31, 1999, compared to net cash flow from operating activities of $11.9 and $45.1 million for the years ended December 31, 1998 and 1997, respectively. The increase was due principally to higher net income, decreases in accounts receivable and increases in depreciation, accounts payable and other liabilities and accrued expenses.

  Net cash flow used in investing activities was $51.6 million for the year ended December 31, 1999, compared to $43.5 million and $49.6 million, for the comparable periods of 1998 and 1997, respectively. The net cash flow used in investing activities was primarily due to investments in contact centers to support the growth of our business and the issuance of notes receivable to some customers.

  Net cash flow used in financing activities was $7.7 million for the year ended December 31, 1999, compared to $1.3 million and $10.8 million, for the comparable periods of 1998 and 1997, respectively. The net cash flow used in financing activities for the year ended December 31, 1999, was due primarily to payments on capital lease obligations. Net cash flow used in financing activities for the year ended December 31, 1998, was due primarily to the repayment of $6.0 million in long-term obligations offset partially by $2.7 million in cash borrowings under existing lines of credit and the net change in the accounts receivable financing program. The net cash flow used in financing activities for the year ended December 31, 1997, was used primarily for the repayment of $17.6 million in debt and capital lease obligations offset by $6.8 million in cash received from the accounts receivable financing program. At December 31, 1999, we had $61.9 million of cash and cash equivalents.

  We are subject to lawsuits and claims which arise out of the normal course of our business. We and some of our subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Management believes, except for the items listed in Note H to the notes to the Consolidated Financial Statements included elsewhere in this prospectus, for which management is currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

Capital Expenditures

  Capital expenditures were $60.9 million for the year ended December 31, 1999. Capital expenditures for 1999 consisted primarily of telephone, computer equipment and furniture purchases. Our operations will continue to require significant capital expenditures for capacity expansion and upgrades. We project our capital expenditures for 2000 to be approximately $40 million to $50 million, primarily for capacity expansion and upgrades at existing facilities and the addition of two contact centers.

  We believe that the cash flow from operations, together with existing cash and cash equivalents, financing through capital or operating leases, and available borrowings under our credit facilities will be adequate to meet our capital requirements for the foreseeable future. We may pledge additional property or assets of our company or any of our subsidiaries, which are not already pledged as collateral securing existing or future credit facilities. We or any of our affiliates may be required to guarantee any existing or additional credit facilities.

Effects of Inflation

  We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

  We do not use derivative financial and commodity instruments. Our financial instruments include cash and cash equivalents, accounts and notes receivable, accounts and notes payable and long-term obligations. Our cash and cash equivalents, accounts and notes receivable and accounts and notes payable balances are generally short-term in nature and do not expose us to material market risk. We have $45.2 million of long-term obligations and $35.0 million of credit facilities with variable interest rates. There were no borrowings outstanding under these credit facilities at December 31, 1999. Management does not believe that changes in future interest rates on these fixed and variable rate long-term obligations and credit facilities would have a material effect on our results of operations.

                                    BUSINESS

  West TeleServices Corporation is one of the largest independent providers of customer relationship management, or CRM, solutions in the United States. We enable our clients to completely outsource a full range of services, including processing of customer initiated contacts, automated voice response services, and direct marketing services. We provide our CRM solutions to Fortune 500 companies, leading Internet oriented companies and e-commerce companies. These services help our clients acquire customers, provide customer support and generate repeat sales. We operate a national network of 24 state-of-the-art customer contact centers and seven automated voice and data processing centers throughout North America, with over 8,000 workstations and approximately 33,500 voice response ports. As part of our complete customer care solution we offer West iCare, a full suite of Internet services, including "chat", e-mail, Voice over the Internet, call back requests, form sharing, electronic faxing and co-browsing. West iCare is integrated with our other services and can be provided on a stand-alone basis.

Market Opportunity

  We serve a large and rapidly growing market for outsourced CRM services. According to International Data Corporation, the market for CRM services in the United States is expected to grow from approximately $17 billion in 1998 to approximately $48 billion in 2003, representing a compound annual growth rate of 23%.

  We believe that industry growth will be primarily driven by three factors:

  . The trend toward outsourcing of CRM operations continues to provide significant growth to the industry. Advances in technology, like those supporting our web-based West iCare suite of products, enable major CRM solution providers to offer significantly higher levels of service and data analysis than individual companies can efficiently and cost-effectively manage on their own.

      --According to a 1997 study by Datamonitor Research, the overall call center market is growing at 6.5%, while the outsourced call center market is expected to grow at a 20.4% compound annual growth rate through 2002.

      --Despite the rapid growth to date, we believe that there is substantial opportunity for further growth. Datamonitor estimates that by 2002, fewer than 25% of companies will be outsourcing call center services.

  . The emergence of new Internet businesses, many of which lack infrastructure and experience to effectively manage critical customer relationships, further fuels the growth of outsourced CRM services.

  . The explosive growth of the Internet has led both established businesses and new ventures to increasingly use the telephone and on-line media to acquire and service their customers. At the same time, the ability of customers to purchase products instantly on-line has led to the customer's expectation of immediate service and access to extensive information.

      --According to a 1999 study by Forrester Research, on-line households are projected to grow from 35% at the end of 1998 to more than 70% by 2003. They expect a large rise in the number of customer contacts as many interactions continue to migrate to the Internet.

      --According to Datamonitor, the on-line customer support market is expected to grow from $150 million in 1998 to $2 billion in 2003. Studies suggest that cybershoppers would spend more money on the Web if they had the opportunity to communicate directly with a customer service representative while they are browsing through a Web site.

  We are well-positioned to capitalize on these trends. We actively help our diverse base of approximately 900 clients outsource more functions. We are selectively adding new clients. We have built an integrated, scaleable web-based infrastructure for voice and electronic communication and data management. Our investment in proprietary technology enables us to provide the highest level of customized services to our clients. We have also launched a targeted sales effort to further the Internet oriented business initiatives of our core Fortune 500 clients. We are also building new relationships with leading Internet oriented and e-commerce companies.

West iCare Internet Services Offering

  In January of 2000 we launched our West iCare suite of products to build on the e-mail and Internet CRM services we have offered our clients since 1998. West iCare is a suite of products that supports CRM services. This suite of services is fully integrated with our voice processing services and can accommodate large scale growth. Through West iCare we can support a client's Web site, materially improving the client's Internet initiatives by providing the high-quality customer service that today's Internet consumers demand.

  West iCare services include:

[icon] Chat               Customers can immediately interact with an agent by
                          using text messaging.
[icon] e-mail             Our high-volume, automated capability tracks and
                          routes customers' incoming messages and provides
                          automated acknowledgments and standard auto-
                          responses. Key word routing ensures that e-mails are
                          delivered to the agents best trained to handle
                          specific inquiries.
[icon] Call Back          Customers can request a specific time for our agent
                          to call them. Our system then automatically initiates
                          the contact at the designated time.
[icon] Co-Browsing        Our Agents can "push" web pages to customers to
                          provide the information they need.
[icon] Form Sharing       Customers can fill out documents online or let a
                          representative type and submit the forms for them.
[icon] Electronic FAX     Customers can fax documents, orders or other
                          information to our agents for handling.
[icon] Voice over         Customers can speak directly with representatives
     Internet             from their individual PCs.
     Protocol (VoiP)

Our Service Offerings

  Our Operator Teleservices division provides agent processing of customer initiated transactions such as order capture, product support and general customer service. Our Interactive Teleservices division provides technology oriented automated voice response services for customer initiated transactions, consisting of computerized transaction-processing programs such as automated product information requests, computerized surveys and polling and secure automated credit card activation. Our Direct Teleservices division provides our clients with a premium service that includes agent direct marketing applications, including product sales, customer acquisition and retention campaigns. We have developed proprietary technology platforms designed to provide a high degree of automation and reliability in all three of our service categories.

  As illustrated in the table below, over two-thirds of our 1999 revenue was derived from customer initiated interactions.

                                                                      Percentage
                                                                       of 1999
Division                                                               Revenue
--------                                                              ----------
Operator Teleservices................................................     45%
Interactive Teleservices.............................................     23%
Direct Teleservices..................................................     32%

  We are among the few CRM solution providers offering a complete portfolio of services with an emphasis on the complex, higher margin categories that respond to customer initiated interactions. We provide our offerings through our three divisions--Operator Teleservices, Interactive Teleservices and Direct Teleservices.

  Operator Teleservices

  We offer our clients large volume transaction-processing capabilities, including order processing, customer acquisition and customer service applications. Call Center CRM Solutions magazine ranked our Operator Teleservices division as the third largest outsourced provider for 1999, based upon number of minutes connected, up from the number four ranking in 1998. We focus on two service offerings--Direct Response Services and Custom Operator Services.

  Custom Operator Services. Many companies find it increasingly difficult to provide high quality customer service without diverting resources from their core businesses. We address these concerns by providing customized solutions with dedicated agents who have extensive knowledge of a single client and its products. We work closely with each client to understand its CRM needs and jointly develop solutions that enhance its customers' satisfaction. Examples of solutions include:

     .  customer acquisition;

     .  customer service;

     .  product support;

     .  technical support; and

     .  collection services.

  Customers initiate their interaction with Custom Operator Services using their telephone or the Internet, and, depending upon the nature of the interaction, may be directed to a voice workstation, an automated voice response system or a web-enabled workstation.

  Our performance is measured based on the critical success factors identified by our client. These success factors are program specific, such as response time, average length of customer interaction, average speed of answering the customer initiated contact, quality and successful resolution of the customer's concerns in a single transaction.

  Direct Response Services. Direct Response Services focuses on maximizing our clients' sales potential and, at the same time, lowering their cost per order. Our agents typically process telephone or web-based order capture, sales lead generation, dealer referral and other information gathering campaigns. Our agents are trained on a sophisticated proprietary system that enables each of them to process transactions for all of our clients. Agents receive transactions for one of hundreds of different products at any given time. We handle transactions 24 hours per day, 365 days per year. Our clients measure our service quality by our ability to process a large volume of simultaneous incoming calls and to minimize the number of calls which receive a busy signal. The transaction volume is primarily generated from television advertisements and we, therefore, handle extreme fluctuations in transaction volumes over short periods of time.

  Interactive Teleservices

  We provide large volume automated voice response services which we customize for our clients. We have developed state-of-the-art proprietary software systems and hardware platforms to service our clients. We often provide these services with our other service offerings. Our Interactive Teleservices division was ranked as the number one interactive teleservices company in each of 1997, 1998 and 1999, based on number of minutes connected, by Call Center CRM Solutions magazine.

  The use of this automated system enhances our other service offerings by processing routine customer transactions, while routing the more complicated customer interaction to an appropriate agent. This results in a cost-effective solution for the client. Examples of applications include:

     .  secure automated credit card activation;

     .  prepaid calling card services;

     .  automated product information requests;

     .  frequently asked questions, or FAQs; and

     .  routing and call transfer services.

  Our Interactive Teleservices division strives to remain on the leading edge of technology by incorporating new functions such as common language speech recognition. We currently maintain approximately 33,500 voice response ports for simultaneous transaction processing.

  Direct Teleservices

  We offer select clients premium direct marketing services, including product sales, customer acquisition and retention campaigns. For the years 1996 through 1999, our Direct Teleservices division has been named the top outbound direct marketing company, based on number of minutes connected, by Call Center CRM Solutions magazine. Direct Teleservices focuses exclusively on providing direct marketing services for leading brand products. We focus on two service offerings--Consumer Direct Services and Business Direct Services.

  Consumer Direct Services. Consumer Direct Services provides business-to-consumer marketing services. Client applications include product sales, product registration, customer acquisition and retention campaigns, sales lead generation and database enhancement.

  We contact consumers identified by our client as existing or potential customers. Integrated call processing systems using large-scale predictive dialers systematically call consumers and transfer successful connections to a designated agent. As a call is presented to the agent, the consumer's name, address and other available information are simultaneously presented along with the client's customized script.

  Business Direct Services. Business Direct Services provides business-to-business marketing services for clients whose target markets include thousands of small to medium sized businesses. These applications are designed to enhance and increase our client's databases of information about their current and prospective clients, schedule appointments for their regional and national sales forces, and sell services to accounts that may not warrant a face-to-face sales presentation.

Our Strategy

  Our goal is to capitalize on the growth of our markets while maintaining superior profit margins. We aim to remain a leading full-service provider of voice and Internet CRM solutions. Our strategy is to offer a fully integrated portfolio of services that is customized to address each client's unique needs and that continues to improve the quality and cost-effectiveness of our clients' customer service and marketing operations. We strive to implement this strategy through the following:

I. Build Long-Term Client Relationships by Providing Quality Services

  We believe that service quality is a critical factor in a potential client's decision to outsource its customer service and sales functions. We differentiate the quality of our services through our ability to:

  .  quickly respond to new client programs;

  .  efficiently address staffing needs;

  . effectively employ operating systems that can process client campaign data; and

  .  provide meaningful reports.

We provide premium quality services through an extensive training program and an experienced management team. We believe that the quality of our service is one of our competitive advantages.

  Our focus is on developing long-term client relationships. In 1999, 59% of our revenue growth was derived from existing clients. We develop a detailed understanding of each of our client's specialized business requirements to more effectively manage interaction with our client's current and prospective customers. This process enables us to create customized solutions that consistently meet and exceed our clients' needs, minimizing client turnover. As a result, we are better positioned to cross-sell our services and proactively offer new applications. Our top 10 clients have been using our services for an average of five years.

II. Provide Fully Integrated Service Solutions

  We develop customized and integrated service solutions that incorporate all of our resources. We integrate our service offerings by using our voice and data networking technology and our software systems and hardware platforms. We also design and implement highly flexible applications, combining the large volume capacity of automated voice response with our specialized agent services. Customer follow-up can also be coordinated through Direct Teleservices. This integration of our CRM services provides a cost-effective, comprehensive solution for the client and increases the effectiveness of our agents.

  We believe that our integrated services give us a significant competitive advantage. By cross-selling our integrated services we have been able to capture an increasing share of our clients' outsourced business. We currently generate over 60% of our revenue from clients that use two or more of our service offerings.

III. Manage Profitable Growth through Recurring and Large Volume Programs

  We have established a strong track record of successfully managing large volume client programs. We manage our growth by targeting clients with large volume programs where we have both technological and personnel expertise. For example, our prepaid calling card platform processed over three billion minutes in 1999, up from approximately 95 million minutes in 1997. As a result, our business is more predictable, and we maintain consistent revenue streams. We select growth-oriented clients who need customized applications, which often leads to long-term relationships.

IV. Capture Leadership Position in Internet CRM Services

  The rapidly growing Internet market is creating important new opportunities to market our CRM solutions to existing clients and new Internet oriented and e-commerce companies. We recently launched our West iCare suite of products, which allows us to offer a full suite of on-line services. We believe that our expertise in deploying new technology and integrating CRM services positions us to become a leading provider of Internet based CRM services.

V. Capitalize on State-of-the-Art Technology

  Our state-of-the-art technology enables us to offer premium quality, flexible and cost-effective service solutions tailored to each client's needs. We believe our significant and continuing investment in sophisticated contact center technology provides us with a competitive advantage. We currently employ approximately 750 information technology professionals to modify and enhance our operating systems and to design client programs. Examples of our technology include:

  .  computer/telephone and Internet protocol (IP) systems integration;

  .  proprietary contact management software systems;

  .  proprietary interactive voice response technology; and

  .  high speed, fault-tolerant computer systems.

We continually strive to improve our technological capabilities.

VI. Leverage Strong Management Experience

  We believe we have distinguished ourselves through our ability to attract and retain some of the most talented managers in our industry. Our management team possesses extensive experience in CRM services. Each of our eight executive officers have proven experience profitably managing the rapid growth of our business and have been with us, on average, for more than nine years. The members of our management team have continued to contribute to the development of the CRM services industry. Our management team has delivered consistently increasing revenue and profits since our inception in 1986.

Our Operational Excellence Produces Premium Quality Services

  We believe that our ability to deliver premium quality service is primarily due to our success in:

  . developing integrated service offerings using state-of-the-art technology;

  .  designing and deploying sophisticated contact management systems; and

  .  recruiting, hiring, training and retaining quality employees.

  Our State-of-the-Art Technology

  Our software and hardware systems, as well as our network infrastructure, are designed to offer high-quality and integrated solutions. We have made significant investments in reliable hardware systems. We also integrate commercially available software when appropriate. Because our technology is client focused, we also rely on proprietary software systems to customize our services.

  Our significant achievements include:

  .  integration of West iCare into existing service offerings;

  . development of sophisticated data collection tools and data warehousing systems to analyze and measure the success of our clients' programs;

  . design of a proprietary system that web-enables our workstations, enhancing our agents' effectiveness in interacting with our clients' customers; and

  . development of a proprietary, state-of-the-art workforce management and scheduling system.

  Our network facilities and systems are designed to maximize system in-service time and minimize the possibility of failure. Our infrastructure is designed to reduce the possibility of system or site downtime or interruption of the telecommunications service.

  Our Contact Management Systems

  We specialize in processing large and recurring volumes on behalf of our clients. Our ability to consistently staff and manage our agents, across geographically dispersed contact centers, is critical to providing our premium quality service. We apply standardized practices in all contact centers to ensure uniform quality of service. We maintain strong centralized control to assure rigorous adherence to our management practices, including quality assurance, and to provide daily staffing plans for each individual site.

  We continuously evaluate the performance of our agents to ensure that we achieve our internal and our clients' quality standards. Our testing includes monitoring of the agent/consumer contacts. In addition, we measure our performance against objective standards such as average handle time, average response time, sales per hour and conversion percentages. We encourage our clients to participate in all aspects of our quality assessment.

  Our multiple remote sites present unique challenges in delivering consistent premium quality service. Our Network Control Center, based in Omaha and operated 24 hours a day, 365 days a year, uses both internal and external systems to effectively create and operate this remote site environment. We allocate transactions based upon agent availability for all contact centers servicing customer initiated transactions, and can remotely adjust staffing requirements based upon projected volume. Our Network Control Center is in constant communication with the site operations personnel to ensure efficient use of the available personnel and to maximize utilization of our assets. During times of unexpected events such as weather-related situations we can immediately react and, whenever possible, redirect transactions to an unaffected site to satisfy our clients' business needs.

  Our Employees

  Our ability to recruit, hire and retain quality employees and agents is a key to our success. We begin by selecting site locations that provide an available skilled workforce. Depending on the needs of our clients' programs we develop a profile of the required education, experience and skills necessary to ensure appropriate selection.

  We hire and train the necessary number of agents based upon the volume of transactions projected by our contact management system. This system takes into account the data provided by our clients and historical data collected by the system. We provide extensive classroom and on-the-job training programs to our agents.

  In 1999, we employed an average of approximately 16,000 agents per day for our Operator and Direct Teleservices with peak employment of approximately 17,900 agents per day. In addition, as of December 31, 1999, we employed approximately 2,800 management, staff and administrative employees.

Our Sales and Marketing Strategy

  We focus our sales and marketing efforts to build our client base along the following business selection criteria:

  . large, recurring revenue opportunities with companies that have aggressive growth plans;

  .  potential to sell multiple services to our clients;

  .  long-term relationship potential; and

  .  ability to maintain our profit margin.

  We target highly competitive consumer based industries in which we can offer clients large-scale cost-effective solutions on an outsourced basis. We have launched a sales effort to target the Internet business initiatives of our existing clients and to build new relationships with leading Internet oriented and e-commerce companies.

Our Competitors

  The CRM solution provider industry is highly fragmented and competitive. Some competitors in this industry are starting to provide integrated Internet services with their current service offerings. Our competitors range from very small firms catering to specialized programs and short-term projects to large independent firms. We also compete with the in-house operations of many existing clients and potential clients. We believe that only a few competitors have the capability to provide a fully integrated CRM solutions. The principal competitive factors in this industry are quality of service, range of service offerings, flexibility and speed of implementing customized solutions to meet clients' needs, capacity, industry-specific experience, technological expertise and price.

Our Facilities

  We operate seven automated voice and data processing centers with over 33,500 voice response ports and a network of 24 state-of-the-art contact centers with over 8,000 workstations.

  We occupied approximately 1,181,523 square feet of office space at December 31, 1999 of which, 291,517 square feet is owned and 890,006 square feet is leased. We believe that our facilities are sufficient for our current requirements and that additional space will be available as required.

New Technology Venture

  We have an option to acquire, develop and commercialize an innovative new technology that is the subject of a pending patent application. The technology relates to a process that we believe could have applications in our industry and a wide range of other industries. We intend to seek board approval and we may choose not to exercise this option. Even if we exercise it, the patent may never be issued. The acquisition is conditioned on the patent being issued. We currently expect the patent to be issued in the second quarter of 2000. In addition, the covered technology may not be successfully commercialized.

  If a venture is formed, we will have an initial equity interest in excess of 80% in the venture. In order to incentivize management to develop and pursue the commercialization process, we will grant some of our executive officers in the aggregate approximately a 6.5% equity interest in the venture, which is subject to a five-year vesting period and non-transferable prior to vesting. In addition, our venture partner will have the option, during the first 18 months of the venture, to surrender its 5% equity interest in the venture in exchange for $12 million in cash plus an option to acquire 325,000 shares of our common stock, exercisable at the market price on the date of the execution of the proposed agreement.

Government Regulation

  In March 1997, the FTC initiated a 900 Number Rule rulemaking review proceeding to evaluate the operation of the 900 Number Rule which was adopted in 1992 and to determine whether the scope of the 900 Number Rule should be expanded to information services provided through dialing patterns other than 900 numbers. As part of this rulemaking review proceeding, the FTC has issued proposed revisions to the 900 Number Rule which, among other things, would expand the scope of the 900 Number Rule to information services provided through other dialing patterns, impose more stringent requirements on the establishment of pre-subscription arrangements governing the use of toll free numbers for pay per call services and require express verifiable authorization from a telephone subscriber in order for purchases to be billed to the telephone subscriber's telephone bill. The industry filed written comments to the FTC's proposed revisions in March 1999. The FTC held a workshop in May 1999. In addition to commenting on the FTC's proposed changes, the industry has requested other reforms, which would help reduce the charge-back rates. The Company cannot predict what final modifications to the 900 Number Rule will be implemented and what impact those modifications will have on our operations or our industry. We cannot predict whether any modifications will be made to the 900 Number Rule, and, if so, what impact they would have on our operations or our industry.

  The Telecommunications Act of 1996 also contains provisions which may have an impact upon us. In general, this act eliminated the tariffed service exception from the pay per call rules and required the FCC to adopt new and more stringent rules for the use of toll free numbers for pay per call services because of abuses that arose from pay per call services offering toll free numbers. The FCC has proposed rules for the use of toll free numbers for pay per call services. The FCC has also proposed rules designed to restrict the use of toll free numbers in connection with pay per call information programming. Among the most significant changes to the toll free number rules are that pre-subscription agreements now must be executed in writing, require the use of a personal identification number (PIN), or other identifier unique to the subscriber and provide subscribers with a choice of the following billing methods: direct remit, debit prepaid account phone bill or credit or calling card. As an alternative, information providers may charge information services provided via toll free numbers with a prepaid account or debit, credit, charge or calling card if there is a preamble disclosing the costs, the point in time when the charges begin and billing methods. There are also corresponding disclosure requirements for soliciting pre-subscription agreements and for consumers' billing statements.

  In addition to the federal legislation and regulations, there are numerous state statutes and regulations governing telemarketing activities, which do or may apply to us. For example, some states also place restrictions on the methods and timing of telemarketing calls and require that mandatory disclosures be made during the course of a telemarketing call. Some states also require that telemarketers be registered within their states and that sales solicited through the telephone be confirmed by written agreement. A growing number of states have enacted regulations requiring telemarketers to subscribe to and maintain state maintained Do Not Call Lists.

  Our employees who are involved in some types of sales activity, such as activity regarding insurance or mortgage loans, are required to be licensed by various state commissions or regulatory bodies and to comply with regulations enacted by those entities.

  The industries we serve are also subject to varying degrees of government regulation. Generally, we rely on our clients and their advisors to develop the scripts we use in making consumer solicitations. We generally require our clients to indemnify us against claims and expenses arising with respect to the scripts provided by its clients.

  We specifically train our marketing representatives to handle calls in an approved manner and believe it is in compliance in all material respects with all federal and state regulations. There can be no assurance, however, that we would not be subject to regulatory challenge for a violation of federal or state law by any of its clients.

Legal Proceedings

  From time to time, we are subject to lawsuits and claims which arise out of our operations in the normal course of our business. We are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe, except for the items discussed below for which we are currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

  Richard Carney, et al. v. West TeleServices, Inc., et al. was filed on October 31, 1997, in the 131st Judicial District Court of Bexar County, Texas. The parties were notified on March 22, 2000 that the court would certify the class. No order has been entered as of the date of this filing. The certified class consists of hourly employees of the Company and its subsidiaries. Plaintiffs allege that they were not paid for all compensable work performed by them during their employment. Plaintiff sued under the theories of breach of contract, quantum meruit, common law debt and civil theft of services. Summary judgment has been granted on breach of express contract and civil theft of services and on all claims against the individual defendants.

  West Telemarketing Corporation Outbound is a Defendant in three consolidated cases entitled Bone, Zarella, et al. individually and on behalf of a class of all other persons similarly situated against Horry Telephone Cooperative, Inc.; AT&T Corp.; AT&T Communications, Inc.; AT&T Communications of the Southern States, Inc.; and West Telemarketing Outbound Corporation, pending in the United States District Court for the District of South Carolina. The Plaintiffs in these cases allege they were marketed AT&T long distance calling plans, and did not receive the full benefits of the marketed plans. Outbound provided telemarketing services to AT&T in connection with AT&T's marketing of these plans. On March 23, 2000, the Federal Judge to whom the cases are assigned approved the Plaintiffs' motion, conditionally approving settlement.

  Glenn K. Jackson and Elsie Jackson v. West Telemarketing Corporation Outbound and Does 1 through 100, inclusive, was filed in the United States District Court for the Central District of California (No. CV-97-8281 TJH (AIJx)), on August 12, 1997, and transferred to the United States District Court for the Northern District of Texas, Dallas Division, where it is pending (Civil Action No. 3:98-CV-0960-H). The complaint contains several causes of action, all of which deal with the purchase by Outbound of two pieces of property from the Resolution Trust Corporation ("RTC") during 1993 and 1994. The plaintiffs contend that they also bid on the property, that Outbound learned the amount of their bids, used that information to out-bid them and, ultimately, purchase the property. The complaint seeks general damages, special damages, equitable injunctive and restitutionary relief, including restitution of the property involved, punitive damages, attorneys' fees, and litigation costs. On November 19, 1999, the U.S. magistrate granted West's motion for summary judgment in full. On December 9, 1999, the plaintiffs appealed to the U.S. Fifth Circuit Court of Appeals the summary judgment granted Outbound by the United States District Court for the Northern District of Texas, Dallas Division.

                                   MANAGEMENT

Directors and Executive Officers

  Set forth below is information as of April 3, 2000 about each director and each executive officer of the Company. The executive officers have been determined in accordance with the rules of the SEC.

 Name                       Age Position
 ----                       --- --------
 Gary L. West..............  54 Chairman of the Board and Director
 Mary E. West..............  54 Vice Chairman of the Board, Secretary and
                                Director
 Thomas B. Barker..........  45 President, Chief Executive Officer and
                                Director
 Nancee Shannon Berger.....  39 Chief Operating Officer
 Michael A. Micek..........  50 Chief Financial Officer, Executive Vice
                                President--Finance and Treasurer
 William E. Fisher.........  53 Director
 Greg T. Sloma.............  48 Director
 John W. Erwin.............  37 President--Direct Teleservices
 Mark V. Lavin.............  41 President--Operator Teleservices
 Steven M. Stangl..........  41 Executive Vice President--Interactive
                                Teleservices
 Michael M. Sturgeon.......  38 Executive Vice President--Sales and Marketing
 Jon R. Hanson.............  33 Executive Vice President--Administrative
                                Services and Chief Administrative Officer

  Gary L. West co-founded WATS Marketing of America, or WATS, in 1978 and remained with that company until 1985. Mr. West joined our company in July 1987 after the expiration of a noncompetition agreement with WATS. Mr. West has served as Chairman of the board since joining our company. Mr. West and Mary E. West are husband and wife.

  Mary E. West co-founded WATS and remained until December 1985. In January 1986, she founded our company. Mrs. West has served as Vice Chair of our company since 1987. Mrs. West and Mr. West are wife and husband.

  Thomas B. Barker joined our company in 1991 as Executive Vice President of Interactive. Mr. Barker was promoted to President and Chief Operating Officer of our company in March 1995. Mr. Barker was promoted to President and Chief Executive Officer in September 1998. Prior to joining our company, he served as President and Chief Operating Officer of Cue Network Corp., a provider of nationwide paging and satellite data distribution services.

  Nancee Shannon Berger joined West Interactive Corporation in 1989 as Manager of Client Services. Ms. Berger was promoted to Vice President of West Interactive Corporation in May 1994. She was promoted to Executive Vice President of West Interactive Corporation in March 1995, and to President of West Interactive Corporation in October 1996. She was promoted to Chief Operating Officer of our company in September 1998. Before joining West Interactive Corporation, she was Senior Project Manager at Applied Communications, Inc.

  Michael A. Micek joined our company in 1988 and was appointed to Chief Financial Officer, Vice President--Finance and Treasurer in 1990. In 1997, Mr. Micek was promoted to Chief Financial Officer, Executive Vice President-- Finance and Treasurer. Prior to joining our company, Mr. Micek was a partner in the accounting firm of Blackman and Micek, P.C. from 1983 to 1988 and was employed by the accounting firm of Touche Ross from 1981 to 1983.

  William E. Fisher was appointed to the board of directors in 1997. Since 1993, Mr. Fisher has been a director, Chairman of the board, President and Chief Executive Officer of Transaction

Systems Architects, Inc., or TSA, an Omaha based company which develops, markets and supports a broad line of software products and services primarily focused on facilitating electronic payments. Effective November 10, 1999, Mr. Fisher resigned from his positions as President and Chief Executive Officer, but remains Chairman of the board. Mr. Fisher is a director of TriZetto Group, Inc. and Hypercom Corporation.

  Greg T. Sloma was appointed to the board of directors in 1997. Since 1996, Mr. Sloma has been the President and Chief Operating Officer of Data Transmission Network, or DTN, an Omaha based provider of electronic information and communication services. Mr. Sloma served as an Executive Vice President and Chief Financial Officer of DTN prior to his promotion to his current position. Prior to joining DTN in 1993, Mr. Sloma was a tax partner with the accounting firm of Deloitte & Touche.

  John W. Erwin joined our company in 1988 as Executive Vice President of West Telemarketing Corporation Outbound. In March of 1995, Mr. Erwin became President--West Telemarketing Corporation Outbound. Prior to joining our company, Mr. Erwin held a management position with Dial America Marketing and a management and ownership position with Telcom Communications Marketing, Inc., both of which provide outbound telemarketing services.

  Mark V. Lavin joined our company in 1996 as Executive Vice President--West Telemarketing Corporation. In September 1998, Mr. Lavin was promoted to President--West Telemarketing Corporation. From 1991 until 1996, he held various management positions in reservation services for Radisson Hospitality Worldwide.

  Steve M. Stangl joined Interactive in 1993 as Controller. Mr. Stangl was promoted to Vice President of Accounting in 1996. He was promoted to Executive Vice President of West Interactive Corporation in September 1998. Before joining West Interactive Corporation, he was an audit manager with the accounting firm of Deloitte & Touche.

  Michael M. Sturgeon joined our company in 1991 as a National Account Manager--West Interactive Corporation. In September 1994, Mr. Sturgeon was promoted to Vice President of Sales and Marketing--West Interactive Corporation. In March of 1997, Mr. Sturgeon was promoted to Executive Vice President--Sales and Marketing for our company. Prior to joining our company, Mr. Sturgeon was a management consultant for Andersen Consulting and Laventhol & Hartworth.

  Jon R. (Skip) Hanson joined our company in 1991 as a Business Analyst. Mr. Hanson was promoted to Vice President, Corporate Administrative Services in June 1996. In October 1999, he was promoted to Chief Administrative Officer and Executive Vice President. Prior to joining our company, Mr. Hanson was a consultant with Andersen Consulting from 1989 to 1991.

  The board of directors is divided into three classes. One class of directors is elected each year at the annual meeting of stockholders for terms of office expiring after three years. The terms of Thomas B. Barker and William E. Fisher expire in 2000, the term of Mary E. West will expire in 2001 and the terms of Gary L. West and Greg T. Sloma will expire in 2002. Each director serves until the expiration of his or her term and thereafter until his or her successor is duly elected and qualified. Executive officers of the Company are appointed by the board of directors on an annual basis.

                              SELLING STOCKHOLDERS

  The following table summarizes information regarding each selling stockholder's beneficial ownership of common stock as of March 1, 2000.

                                                                                     Percentage of
                            Common Stock     Shares of Common  Shares of Common    Shares of Common
    Name of Selling      Beneficially Owned  Stock to be Sold    Stock Owned             Stock
      Stockholder        Before the Offering  in the Offering After the Offering After the Offering(3)
    ---------------      ------------------- ---------------- ------------------ ---------------------
Troy L. Eaden(1)(2).....      8,516,250         4,450,000(3)      4,066,250(3)           6.3%
Melinda M. Joern Boles..        442,865            50,000           392,865              0.6%

--------
(1) Includes 1,516,250 shares of common stock held by the Eaden Family Limited Partnership, of which Mr. Eaden is a general partner.
(2) Mr. Eaden served as our Chief Executive Officer from March 1995 until September 1998 and the Co-Chairman of our board of directors from September 1998 through April 3, 2000. Mr. Eaden resigned from our board effective April 3, 2000.

(3) Assuming no exercise of the underwriters' over-allotment option.

                         DESCRIPTION OF CAPITAL STOCK

General

  Our authorized capital stock consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of March 1, 2000, there were 63,821,365 shares of common stock outstanding held of record by 77 persons and no shares of preferred stock were outstanding. We are not issuing any shares of our stock in this offering.

Common Stock

  Holders of common stock are entitled to one vote per share in all matters voted on by our stockholders, and do not have cumulative voting rights. Subject to preferences that any preferred stock may have, holders of common stock are entitled to receive ratably any dividends that our board may declare out of funds legally available for dividends. In the event of a liquidation, dissolution or winding up of our Company, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference of any outstanding preferred stock. All of our outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock which we issue in the future.

Preferred Stock

  Our board of directors has the authority, without any vote by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series with whatever rights, preferences and other terms as our board may determine. These other terms include the number of shares, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights. Although we cannot predict how any issuance of preferred stock might affect the holders of our common stock, any new preferred stock might:

  . restrict common stock dividends if preferred stock dividends have not been paid;

  .  dilute the voting power and equity interest of holders of common stock;
     or

  . prevent current holders of common stock from participating in the distribution of our assets upon liquidation, or reduce the amount they receive.

  In addition, the issuance of preferred stock may have the effect of discouraging a change in control by, for example, granting holders of preferred stock approval rights over any amendment to the charter or any reorganization, consolidation, merger or other similar transaction involving our company. As a result, the issuance of preferred stock may discourage bids for the common stock at a premium over its market price, and could have a material adverse effect on the market value of our common stock. The board of directors does not presently intend to issue any shares of preferred stock.

Limitations on Directors' Liability

  Our Restated Certificate of Incorporation and By-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for:

  .  monetary damages for breach of the directors' duty of loyalty;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  . the unlawful payment of a dividend or unlawful stock purchase or redemption; and

  . any transaction from which the director derives an improper personal benefit.

  This provision of our charter has no effect of the availability of equitable remedies such as injunction or rescission.

  These provisions will not limit liability under state or federal securities laws. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Charter and By-law Provisions Affecting Change in Control

  Our charter and by-laws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the board of directors. These provisions also may have the effect of delaying, deterring or preventing a future takeover or change in control unless the takeover or change of control is approved by the board of directors. These provisions may also make the removal of the directors and management more difficult. Our charter provides that the board of directors is divided into three classes serving staggered three-year terms. Our by-laws include restrictions on who may call a special meeting of stockholders. The by-laws also contain an advance notice procedure with regard to the nomination of candidates for director and some matters to be brought before an annual meeting of our stockholders.

Section 203 of the Delaware General Corporation Law

  Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an interested stockholder. An interested stockholder is a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless:

  . the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

  . the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholders' proportionate share ownership in the corporation.

Transfer Agent and Registrar

  The Transfer Agent and Registrar of our common stock is First Chicago Trust Company of New York.

                                  UNDERWRITING

  We, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Goldman, Sachs & Co.........................................
   Credit Suisse First Boston Corporation......................
   Robert W. Baird & Co. Incorporated..........................
   Janney Montgomery Scott LLC.................................
                                                                   ---------
     Total.....................................................    4,500,000
                                                                   =========

  If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 675,000 shares from Mr. Eaden to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 675,000 additional shares.

                                                               Paid by the
                                                           Selling Stockholders
                                                          ----------------------
                                                             No
                                                          Exercise Full Exercise
                                                          -------- -------------
      Per Share..........................................  $           $
      Total..............................................  $           $

  Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $      per share from the initial
price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

  All of our senior executive officers, directors and the selling stockholders have agreed with the Underwriters that, subject to certain exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, they will not offer, sell, contract to sell or otherwise dispose of any of our common stock or other securities (other than pursuant to employee plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this prospectus) which are substantially similar to the common stock, or which are convertible or exchangeable into common stock, without the prior written consent of Goldman, Sachs & Co.

  In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale, by the Underwriters, of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $35,500.

  We and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities including liabilities under the Securities Act of 1933.

  Goldman, Sachs & Co. has periodically performed investment banking and financial advisory services for us and for the selling stockholders and related entities.

                            VALIDITY OF COMMON STOCK

  The validity of the shares of common stock being offered hereby will be passed upon for us by Willkie Farr & Gallagher, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

  The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus, and the related financial statement schedule incorporated by reference in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available at the offices of the National Association of Securities Dealers, Inc., in Washington, D.C.

  The SEC allows us to incorporate by reference the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the securities:

  .  Annual report on Form 10-K for the fiscal year ended December 31, 1999

  .  Registration statements on Form 8-A filed June 16, 1997 and April 3,
     1997

  . Current reports on Form 8-K filed April 11, 2000, as amended by Form 8-K/A filed April 11, 2000

  You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Carol A. Padon
    Vice President, Investor and Public Relations
    West TeleServices Corporation
    11808 Miracle Hills Drive
    Omaha, Nebraska 68154
    (402) 963-1500

  This prospectus does not contain all the information contained in the registration statement on Form S-3 filed by us for this offering. You should refer to the registration statement for further information about us and the selling stockholders. The full registration statement can be obtained from the SEC as indicated above, or from us. Statements in this prospectus concerning the terms of documents are necessarily summaries of those documents, and are qualified in their entirety by reference to the actual document filed with the SEC.

  You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other that the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. None of our web sites or other publications are a part of this prospectus or the registration statement.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors Report................................................ F-2
Financial Statements:
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Operations.................................... F-4
  Consolidated Statements of Stockholders' Equity.......................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
West TeleServices Corporation
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of West TeleServices Corporation and subsidiaries (the Company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West TeleServices Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
February 1, 2000

                         WEST TELESERVICES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (Amounts in thousands except per share amounts)

                                                               December 31,
                                                            -------------------
                                                              1999       1998
                                                            ---------  --------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents................................  $  61,865  $  6,928
 Accounts receivable, net of allowance for doubtful
  accounts of $4,717 and $1,870...........................     88,056    98,300
 Notes receivable.........................................     18,604     3,462
 Accounts receivable--financing...........................        267     2,637
 Other....................................................     16,348    14,798
                                                            ---------  --------
   Total current assets...................................    185,140   126,125
PROPERTY AND EQUIPMENT:
 Land and improvements....................................      5,355     5,183
 Buildings................................................     29,908    27,746
 Telephone and computer equipment.........................    164,691   124,950
 Office furniture and equipment...........................     30,748    25,982
 Leasehold improvements...................................     41,372    34,703
 Construction in process..................................      6,731     7,117
                                                            ---------  --------
   Total property and equipment...........................    278,805   225,681
 Accumulated depreciation and amortization................   (110,871)  (81,542)
                                                            ---------  --------
   Total property and equipment, net......................    167,934   144,139
GOODWILL, net of accumulated amortization of $5,222 and
 $3,537...................................................     45,311    46,996
NOTES RECEIVABLE AND OTHER ASSETS.........................     10,604     8,879
                                                            ---------  --------
TOTAL ASSETS..............................................  $ 408,989  $326,139
                                                            =========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable--bank......................................  $     --   $  2,000
 Notes payable--financing.................................        --        344
 Accounts payable.........................................     33,745    12,857
 Customer deposits and holdbacks..........................      9,273    13,476
 Accrued wages and benefits...............................      7,411     5,305
 Accrued phone expense....................................      5,245     9,052
 Other current liabilities................................     10,157     4,146
 Current maturities of long-term obligations..............     14,882     8,246
                                                            ---------  --------
   Total current liabilities..............................     80,713    55,426
LONG-TERM OBLIGATIONS, less current maturities............     30,314    22,706
DEFERRED INCOME TAXES.....................................      6,000     5,799
COMMITMENTS AND CONTINGENCIES (Note H)....................        --        --
STOCKHOLDERS' EQUITY
 Preferred stock $0.01 par value, 10,000 shares
  authorized,no shares issued and outstanding.............        --        --
 Common stock $0.01 par value, 200,000 shares authorized,
  63,330 shares issued and outstanding....................        633       633
 Additional paid-in capital...............................    157,647   157,647
 Retained earnings........................................    133,682    83,928
                                                            ---------  --------
   Total stockholders' equity.............................    291,962   242,208
                                                            ---------  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................  $ 408,989  $326,139
                                                            =========  ========

   The accompanying notes are an integral part of these financial statements.

                         WEST TELESERVICES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Amounts in Thousands Except Per Share Amounts)

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
REVENUE.......................................... $562,444  $482,823  $398,832
COST OF SERVICES.................................  288,503   256,494   220,858
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....  194,433   152,838   118,878
                                                  --------  --------  --------
NET OPERATING INCOME.............................   79,508    73,491    59,096
OTHER INCOME (EXPENSE):
  Interest income................................    3,596     3,762     3,240
  Interest expense--including interest expense--
   financing of $490, $772 and $320..............   (3,373)   (1,627)   (1,049)
  Other, net.....................................      627      (866)     (475)
                                                  --------  --------  --------
    Net other income (expense)...................      850     1,269     1,716
                                                  --------  --------  --------
INCOME BEFORE INCOME TAX EXPENSE.................   80,358    74,760    60,812

INCOME TAX EXPENSE:
  Current income tax expense.....................   31,476    27,340    22,392
  Deferred income tax expense....................     (872)    1,429     1,010
                                                  --------  --------  --------
    Income tax expense...........................   30,604    28,769    23,402
                                                  --------  --------  --------

NET INCOME....................................... $ 49,754  $ 45,991  $ 37,410
                                                  ========  ========  ========
EARNINGS PER COMMON SHARE:
  Basic.......................................... $   0.79  $   0.73  $   0.59
                                                  ========  ========  ========
  Diluted........................................ $   0.77  $   0.73  $   0.59
                                                  ========  ========  ========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
  Basic common shares............................   63,330    63,330    63,330
  Dilutive impact of potential common shares from
   stock options.................................    1,050        23        16
                                                  --------  --------  --------
  Diluted common shares..........................   64,380    63,353    63,346
                                                  ========  ========  ========


   The accompanying notes are an integral part of these financial statements.

                         WEST TELESERVICES CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Amounts in Thousands)

                                                                       Total
                                         Common Paid-in   Retained Stockholders'
                                         Stock  Capital   Earnings    Equity
                                         ------ --------  -------- -------------
BALANCE, January 1, 1997................  $633  $157,719  $    527   $158,879
  Stock registration costs..............   --        (72)      --         (72)
  Net income............................   --        --     37,410     37,410
                                          ----  --------  --------   --------
BALANCE, December 31, 1997..............   633   157,647    37,937    196,217
  Net income............................   --        --     45,991     45,991
                                          ----  --------  --------   --------
BALANCE, December 31, 1998..............   633   157,647    83,928    242,208
  Net income............................   --        --     49,754     49,754
                                          ----  --------  --------   --------
BALANCE, December 31, 1999..............  $633  $157,647  $133,682   $291,962
                                          ====  ========  ========   ========



   The accompanying notes are an integral part of these financial statements.

                         WEST TELESERVICES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................  $ 49,754  $ 45,991  $ 37,410
  Adjustments to reconcile net income to net cash
   flows from operating activities:
    Depreciation and amortization................    37,343    27,284    20,635
    Loss on sale of equipment....................       170        58       238
    Deferred income tax expense..................      (872)    1,429     1,010
  Changes in operating assets and liabilities:
    Accounts receivable..........................     8,244   (36,699)  (19,457)
    Other assets and vendor receivables..........    (1,610)  (11,139)     (209)
    Accounts payable.............................    20,888    (6,091)   (4,323)
    Other current liabilities and accrued
     expenses....................................     3,200      (637)    2,487
    Income tax payable...........................     1,307       706    (2,472)
    Customer deposits and holdbacks..............    (4,203)   (8,999)    9,813
                                                   --------  --------  --------
      Net cash flows from operating activities...   114,221    11,903    45,132
                                                   --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.............   (38,953)  (44,551)  (43,852)
  Proceeds from disposal of property and
   equipment.....................................     1,285     1,684       287
  Issuance of notes receivable...................   (15,401)   (6,990)   (7,442)
  Proceeds from payments of notes receivable.....     1,471     6,338     1,430
                                                   --------  --------  --------
      Net cash flows from investing activities...   (51,598)  (43,519)  (49,577)
                                                   --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of debt.................     6,000       --        --
  Payments of long-term obligations..............   (13,712)   (5,954)  (17,562)
  Net change in line of credit agreement.........    (2,000)    2,000       --
  Net change in accounts receivable financing and
   notes payable financing.......................     2,026     2,678     6,834
  Payments for stock registration costs..........       --        --        (72)
                                                   --------  --------  --------
      Net cash flows from financing activities...    (7,686)   (1,276)  (10,800)
                                                   --------  --------  --------
NET CHANGE IN CASH AND CASH EQUIVALENTS..........    54,937   (32,892)  (15,245)
CASH AND CASH EQUIVALENTS, Beginning of period...     6,928    39,820    55,065
                                                   --------  --------  --------
CASH AND CASH EQUIVALENTS, End of period.........  $ 61,865  $  6,928  $ 39,820
                                                   ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest.......  $  3,092  $  1,627  $  1,381
                                                   ========  ========  ========
  Cash paid during the period for income taxes...  $ 29,842  $ 26,366  $ 24,877
                                                   ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 ACTIVITIES:
  Acquisition of property through assumption of
   long-term obligations.........................  $ 21,956  $ 15,220  $ 16,725
                                                   ========  ========  ========
  Reduction of accounts receivable through
   issuance of notes receivable..................  $  2,000  $  2,724  $  1,114
                                                   ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                         WEST TELESERVICES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Business Description--West TeleServices Corporation (WTSC) and its direct and indirect subsidiaries (West Telemarketing Corporation (WTC), West Interactive Corporation (WIC), West Telemarketing Corporation Outbound (WTCO), Interactive Billing Services, Inc. (IBS) and West Interactive Canada, Inc.
(WICI)) (the "Company") provide a full range of customized telecommunications-based services to business clients on an outsourced basis. The Company is a leading provider of inbound operator services, automated voice response services and outbound direct teleservices through its call centers located throughout the United States and in Canada. The Company's inbound operator services ("Inbound") consist of live operator call-processing applications such as order capture, customer service and product support. The Company's automated voice response services ("Interactive") consist of computerized call-processing applications, such as automated product information requests, pre-paid call card services and secure automated credit card activation. The Company's outbound direct teleservices ("Outbound") consist of live operator direct marketing applications, such as product sales, customer acquisition and retention campaigns. The Company has developed proprietary technology platforms designed to provide a high degree of automation and reliability in all three of its businesses.

  The Company targets businesses in highly competitive, consumer-based industries, including telecommunications, insurance, banking, pharmaceuticals, public utilities, consumer goods and computer software services, that require large volume applications.

   Basis of Consolidation--The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition--Inbound revenue is recognized at the time calls are answered by a telemarketing representative based on the number of calls and/or minutes received and processed on behalf of clients. Interactive revenue is recognized at the time calls are received or sent by automated voice response units and is billed based on call duration. Outbound revenue is generally recognized on an hourly rate basis at the time the telemarketing representatives place calls to consumers on behalf of its clients. The customer is obligated to pay for these services when these activities have been performed. Both Inbound and Outbound also generate revenue by providing assistance to their clients in the design and programming of customized applications which are generally recognized on a hourly basis at the time the services are provided.

   Cost of Services--Cost of services includes labor, telephone and other expense directly related to teleservices activities.

   Selling, General and Administrative Expenses--Selling, general and administrative expenses consist of all expenses that support the ongoing operation of the Company. These expenses include costs related to division management, facilities costs, equipment depreciation and maintenance, amortization of goodwill, allowance for doubtful accounts, sales and marketing activities, client support services and corporate management costs.

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

   Cash and Cash Equivalents--For purposes of the statement of cash flows, the Company considers short-term investments with maturities of three months or less at acquisition to be cash equivalents.

   Financial Instruments--Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values. The carrying values of notes payable and long-term obligations are deemed to be reasonable estimates of their fair values. Interest rates that are currently available to the Company for the reissuance of debt with similar terms and remaining maturities are used to estimate fair values of the notes payable and long-term obligations.

   Property and Equipment--Property and equipment are recorded at cost. Depreciation expense is based on the estimated useful lives of the assets and is calculated on the straight-line method. The Company's buildings have estimated useful lives of 31.5 years and the majority of the other assets have estimated useful lives of five years.

   Goodwill--Goodwill represents the excess of the value of Company stock received by minority shareholders upon their exchange of stock in WTC and WTCO over the book value of this stock. Goodwill is being amortized over 30 years. Recoverability of these assets is evaluated periodically based on management's estimate of future undiscounted operating income for each respective component of goodwill.

   Customer Deposits and Holdbacks--The Company obtains directly from the billing and collection agent, revenue generated from its Interactive customers' programs. The Company retains a specified amount of the revenue and remits the remainder to its customers. The retained amount is based upon the collection history of the customer's program success and is necessary to allow for potential adjustments which may be filed within one year of the actual transactions.

  The Company obtains security deposits from certain customers, which are refunded to the customers when the Company discontinues service to the customers' programs.

   Income Taxes--The Company and its wholly-owned subsidiaries file a consolidated income tax return. The Company uses an asset and liability approach for the financial reporting of income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes arise from temporary differences between financial and tax reporting.

   Earnings Per Common Share--Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in issuance of common stock that then shared in the earnings of the entity.

   Preferred Stock--The Board of Directors of the Company has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to ten million shares of preferred stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of common stock.

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

   Reclassifications--Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

B. ACCOUNTS RECEIVABLE FINANCING PROGRAM

  The Company maintains a line of credit with three participating banks in the amount of $10,000. Outstanding borrowings totaled $ -0- and $344 at December 31, 1999 and 1998, respectively. Borrowings bear interest at 1.0% below the prime rate (actual rate 7.50% at December 31, 1999) to fund customer advances. Substantially all current assets of WIC are pledged as collateral on the line of credit, which expires June 28, 2000. The Company had advances to Interactive customers through their accounts receivable financing programs aggregating $267 and $2,637 at December 31, 1999 and 1998, respectively. Under terms of the programs, advances are collateralized by the customer's accounts receivable from unrelated national billing services. The Company charges interest at the prime rate plus 3.0% (actual rate 11.50% at December 31, 1999).

C. LONG-TERM OBLIGATIONS AND CREDIT ARRANGEMENTS

  The Company has a $25,000 unsecured revolving credit facility. Advances under the revolving credit facility bear interest at the prime rate less 1.0% (actual rate 7.50% at December 31, 1999). The revolving credit facility expires on June 28, 2000. Outstanding borrowings under the revolving credit facility totaled $ -0- and $2,000 at December 31, 1999 and 1998, respectively. The Company's credit facility contains certain financial and other covenants which contain current ratio and tangible net worth requirements and limitations on indebtedness, among others. The financial covenants were met at December 31, 1999.

  Long-term obligations consist of the following:

                                                                  December 31,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   Mortgage note payable to bank, due in monthly installments of $102 including interest at 7.63% with a balloon payment at maturity at February 1, 2003............................  $11,977 $12,271
   Notes payable to vendor, due in monthly installments of $215 including interest from 3.54% to 5.40% maturing from March
    30, 2000 to January 1, 2002................................    3,098   4,412
   Notes payable to bank, due in monthly installments of $176
    including interest at 6.20% maturing October 28, 2001......    3,802   5,758
   Notes payable to bank, due in monthly installments of $185
    including interest at 6.75% maturing April 1, 2002.........    4,780     --
   Capital lease obligations (See Note D)......................   21,539   8,511
                                                                 ------- -------
                                                                  45,196  30,952
     Less current maturities:
     Debt......................................................    5,771   4,305
     Capital lease obligations (See Note D)....................    9,111   3,941
                                                                 ------- -------
   Current maturities of long-term obligations.................   14,882   8,246
                                                                 ------- -------
   Long-term obligations.......................................  $30,314 $22,706
                                                                 ======= =======

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

  Substantially all assets of the Company and its direct and indirect subsidiaries are pledged as collateral on their debt. The agreements contain restrictive covenants, which, among other things, require the maintenance of certain ratios and minimum tangible net worth, as defined in the agreements.

  Scheduled maturities on long-term debt excluding capital lease obligations described in Note D, are as follows:

           2000...................................... $ 5,771
           2001......................................   5,718
           2002......................................   1,221
           2003......................................  10,947

D. LEASES

  The Company leases certain land, buildings and equipment under operating and capital leases, which expire at varying dates through September 2007. Rent expense on operating leases was $4,595, $4,190 and $2,666 for the years ended December 31, 1999, 1998 and 1997, respectively, exclusive of related party lease expense as discussed in Note E. On all real estate leases, the Company pays real estate taxes, insurance and maintenance associated with the leased sites. Certain of the leases offer extension options ranging from month to month to five-years. All of the capital leases call for transfer of ownership or contain bargain purchase options at the end of the lease term. Amortization of assets purchased through capital lease agreements is included in depreciation expense.

                                                                December 31,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
   Assets under capital leases consist of:
     Telephone and computer equipment......................... $24,490  $17,012
     Office furniture and equipment...........................   2,361    4,097
     Lease/building improvements..............................     633      633
                                                               -------  -------
         Total cost...........................................  27,484   21,742
   Accumulated depreciation...................................  (6,621)  (5,463)
                                                               -------  -------
   Net book value............................................. $20,863  $16,279
                                                               =======  =======

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

  Future minimum payments under non-cancelable operating and capital leases with initial or remaining terms of one year or more, minimum future lease payments and present value of the net minimum lease payments are as presented below exclusive of related party leases as discussed in Note E:

                                                               Operating Capital
                                                                Leases   Leases
                                                               --------- -------
   Year Ending December 31,
     2000.....................................................  $ 6,751  $10,339
     2001.....................................................    5,915   10,084
     2002.....................................................    5,515    3,032
     2003.....................................................    4,965      --
     2004.....................................................    3,077      --
     2005 and thereafter......................................    3,010      --
                                                                -------  -------
   Total minimum obligations..................................  $29,233   23,455
                                                                =======
   Less interest at 6.10% to 8.10%............................             1,916
                                                                         -------
   Present value of net minimum lease payments................            21,539
   Less current portion.......................................             9,111
                                                                         -------
                                                                         $12,428
                                                                         =======

E. RELATED PARTY TRANSACTIONS

  The Company leases certain office space owned by a partnership whose partners are majority stockholders of the Company. The lease expires August 31, 2004, and is accounted for as an operating lease. Required lease payments are as follows:

   Year Ending December 31,
     2000................................................................ $  869
     2001................................................................    921
     2002................................................................    976
     2003................................................................  1,035
     2004................................................................    717

  Lease expense was $820, $773 and $730 for the years ended December 31, 1999, 1998 and 1997, respectively.

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

F. INCOME TAXES

  Components of the actual income tax expense are as follows:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1999     1998     1997
                                                      -------  -------  -------
   Current income tax expense:
     Federal......................................... $29,582  $24,450  $20,417
     State...........................................   1,894    2,890    1,975
                                                      -------  -------  -------
                                                       31,476   27,340   22,392
                                                      -------  -------  -------
   Deferred income tax expense:
     Federal.........................................    (687)   1,088      966
     State...........................................    (185)     341       44
                                                      -------  -------  -------
                                                         (872)   1,429    1,010
                                                      -------  -------  -------
                                                      $30,604  $28,769  $23,402
                                                      =======  =======  =======

  A reconciliation of income tax computed at statutory tax rates compared to effective income tax rates is as follows:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1999     1998     1997
                                                      -------  -------  -------
   Statutory rate....................................    35.0%    35.0%    35.0%
   State income tax effect...........................     2.5%     2.3%     1.6%
   Other.............................................     0.6%     1.2%     1.9%
                                                      -------  -------  -------
                                                         38.1%    38.5%    38.5%
                                                      =======  =======  =======

  Significant temporary differences between reported financial and taxable earnings that give rise to deferred tax assets and liabilities are as follows:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1999     1998     1997
                                                      -------  -------  -------
   Deferred tax assets:
     Allowance for doubtful accounts................. $ 1,792  $   720  $   162
   Deferred tax liabilities:
     Depreciation....................................   6,000    5,799    3,684
                                                      -------  -------  -------
   Net deferred tax liability........................ $ 4,208  $ 5,079  $ 3,522
                                                      =======  =======  =======

G. EMPLOYEE BENEFITS AND INCENTIVE PLANS

  The Company has a 401(k) plan, which covers substantially all employees. Under the plan, the Company will match 50% of employee contributions up to 14% of their gross salary. The Company matching contributions are 100% vested after the employee has attained five years of service. Total contributions under the plan were $2,841, $1,208 and $816 for the years ended December 31, 1999, 1998 and 1997, respectively.

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

  The Company's 1996 Stock Incentive Plan (the Plan) authorized granting to officers and directors the right to purchase shares of Common Stock of the Company (Common Shares) at the fair market value determined on the date of grant. Options generally vest over a three to seven year period and expire ten years after grant date. Options to purchase a maximum of 9,499,500 Common Shares may be granted under the Plan.

  During May 1997, the Company amended the options granted during November 1996. The options to purchase the 3,601,000 Common Shares at $18.00 were surrendered by option holders in June of 1997 and new options to purchase 4,707,400 Common Shares at $15.625 were issued. Ten percent of the options granted to employees vest on the first and second anniversaries of the grant date. An additional fifteen percent of the options granted to employees vest on each of the third, fourth, fifth and sixth anniversaries of the grant date. The final twenty percent of the options granted to employees vest on the seventh anniversary of the grant date. All options expire ten years after the date of the grant.

  During December 1998, the Company amended all outstanding options granted. The options to purchase the Common Shares at prices ranging from $15.625 to $17.75 were surrendered by option holders in December of 1998 and replacement options of 5,185,700 Common Shares with an exercise price, equal to the current market price, of $9.6875 were issued including replacement options of 44,000 Common Shares held by non-employee directors. All replacement options retain their original vesting schedules but are subject to a 382 day period in which exercises are prohibited. During December 1998, additional options to purchase 1,810,000 Common Shares at $9.6875 were issued. Twenty-five percent of the additional options vest on the first, second, third and fourth anniversaries of January 1, 1999. All options expire ten years after the date of the grant. No options were exercisable at December 31, 1999, 1998 and 1997.

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

  The following table presents the activity of the stock options for each of the fiscal years ended December 31, 1999, 1998 and 1997 and the stock options outstanding at the end of the respective fiscal years.

                                        Stock Option Weighted Average Aggregate
                                           Shares     Exercise Price   Amount
                                        ------------ ---------------- ---------
   Outstanding at January 1, 1997......   3,601,000      $18.0000      $64,818
                                         ----------      --------      -------
     Surrendered and replaced by plan
      amendment........................  (3,601,000)      18.0000      (64,818)
     Granted...........................   4,735,400       15.6375       74,050
     Canceled..........................    (177,100)      15.6250       (2,767)
                                         ----------      --------      -------
   Outstanding at December 31, 1997....   4,558,300       15.6381       71,283
                                         ----------      --------      -------
     Granted...........................   7,760,800       10.2726       79,724
     Surrendered and replaced by plan
      amendment........................  (5,185,700)      15.6361      (81,084)
     Canceled..........................    (137,700)      15.6250       (2,152)
                                         ----------      --------      -------
   Outstanding at December 31, 1998....   6,995,700        9.6875       67,771
                                         ----------      --------      -------
     Granted...........................     515,000       10.7693        5,546
     Canceled..........................    (499,300)       9.7443       (4,865)
                                         ----------      --------      -------
   Outstanding at December 31, 1999....   7,011,400      $ 9.7634      $68,452
                                         ==========      ========      =======
   Shares available for future grants
    at December 31, 1999...............   2,488,100
                                         ==========

  The following table summarizes information about the Company's stock options outstanding at December 31, 1999:

                                                        Average                  Weighted
                          Stock Option                 Remaining                 Average
        Exercise             Shares                   Contractual                Exercise
         Price            Outstanding                Life in Years                Price
        --------          ------------               -------------               --------
        $ 8.0000               8,000                     9.36                    $ 8.0000
        $ 9.6875           6,521,400                     8.95                    $ 9.6875
        $10.8130             482,000                     9.58                    $10.8130
                           ---------                     ----                    --------
                           7,011,400                     9.00                    $ 9.7634
                           =========

  During May 1997, the Company and its stockholders adopted the 1997 Employee Stock Purchase Plan (the Stock Purchase Plan). The Stock Purchase Plan provides employees an opportunity to purchase Common Shares through annual offerings to be made during the five-year period commencing July 1, 1997. Each employee participating in any offering is granted an option to purchase as many full or fractional Common Shares as the participating employee may elect so long as the purchase price for such Common Shares does not exceed 10% of the compensation received by such employee from the Company during the annual offering period or 1,000 Common Shares. The purchase price is to be paid through payroll deductions. The purchase price for each Common Share is equal to 100% of the fair market value of the Common Share on the date of the grant, determined by the average of the high and low NASDAQ National Market quoted market price ($9.50 at July 1, 1999). On the last day of the offering period, the option to purchase Common Shares

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts) becomes exercisable. If at the end of the offering the fair market value of the Common Shares is less than 100% of the fair market value at the date of grant, then the options will not be deemed exercised and the payroll deductions made with respect to the options will be applied to the next offering unless the employee elects to have the payroll deductions withdrawn from the Stock Purchase Plan. The maximum number of Common Shares available for sale under the Stock Purchase Plan is 2,000,000 shares. No options were exercisable at December 31, 1999 and 1998.

  The Company accounts for its stock-based compensation plans under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, which utilizes the intrinsic value method. As a result of the exercise price being equal to the market price at the date of grant, the Company recognized no compensation expense for the years ended December 31, 1999, 1998 and 1997.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Had the Company's stock option and stock purchase plan been accounted for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation; 1999, 1998 and 1997 net income and earnings per share would have been reduced to the following pro forma amounts:

                                                      1999     1998     1997
                                                     -------  -------  -------
   Net Income:
     As reported.................................... $49,754  $45,991  $37,410
     Pro forma...................................... $41,782  $39,885  $31,751

   Earnings per common share:
     Basic as reported.............................. $  0.79  $  0.73  $  0.59
     Diluted as reported............................ $  0.77  $  0.73  $  0.59
     Pro forma basic................................ $  0.66  $  0.63  $  0.50
     Pro forma diluted.............................. $  0.65  $  0.63  $  0.50

  The weighted average fair value per share of options granted in 1999, 1998, and 1997 was $6.80, $3.45 and $7.65, respectively. The fair value for options granted under the above described plans were estimated at the date of grant using the Black Scholes pricing model with the following assumptions:

                                                      1999     1998     1997
                                                     -------  -------  -------
   Risk-free interest rate..........................     5.3%     4.7%     6.5%
   Dividend yield...................................     0.0%     0.0%     0.0%
   Expected volatility..............................    60.0%    55.0%    45.0%
   Expected life (years)............................     4.1      4.1      5.4

H. COMMITMENTS AND CONTINGENCIES

  From time to time, the Company is subject to lawsuits and claims which arise out of its operations in the normal course of its business. The Company and certain of its subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company believes, except for the items discussed below for which the Company is currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position or results of operations.

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

  Richard Carney, et al. v. West TeleServices, Inc., West Telemarketing Corporation, West Telemarketing Corporation Outbound, West Telemarketing Insurance Agency, Inc., Hal Morris, Matt Mazzarella and John Erwin (Cause No. 97-CI-15780) was filed on October 31, 1997, in the 131st Judicial District Court of Bexar County, Texas. Plaintiffs seek certification of a class consisting of all hourly employees of the Company, Inbound, Outbound, and West Telemarketing Insurance Agency, Inc. Plaintiffs allege that they were not paid for all compensable work performed by them during their employment. Plaintiffs seek recovery under the theories of quantum meruit, common law fraud, common law debt, conversion and civil theft. The Court conducted hearings on West's motion for summary judgment and Plantiff's class certification motion on November 8, 1999. No ruling has yet been issued.

  Outbound is a defendant in a case filed on July 28, 1997, entitled Schurman, Bowers, et al., individually and on behalf of a class of all other persons similarly situated v. Horry Telephone Cooperative, Inc.; AT&T Corp.; AT&T Communications, Inc.; AT&T Communications of the Southern States, Inc.; and West Telemarketing Outbound Corporation, pending in the United States District Court for the District of South Carolina (Civil Action No. 4:97-2635-12). Outbound is also named as a defendant in a Fourth Amended Complaint filed on October 26, 1998, in the case of Chris Bone, et al., individually and as class representatives, vs. Horry Telephone Cooperative, Inc.; AT&T Corp.; AT&T Communications, Inc.; AT&T Communications of Southern States, Inc.; and West Telemarketing Outbound Corporation, which is also pending in United States District Court for the District of South Carolina (Civil Action No. 4:96-3527-
22). Plaintiffs in both cases allege claims of negligent misrepresentation, fraud, breach of contract and statutory violations in connection with offers by AT&T of rate programs and long distance services which were allegedly either unavailable or not provided to plaintiffs. Outbound provided telemarketing services to AT&T in connection with AT&T's marketing of its programs and services. Plaintiffs seek monetary damages, punitive damages, attorney's fees, costs and injunctive relief. No class has been certified in either case. The federal judge to whom both cases are assigned has consolidated the cases and referred all issues in both cases to the FCC. The judge also stayed both cases pending the outcome of the FCC referral.

  Glenn K. Jackson and Elsie Jackson v. West Telemarketing Corporation Outbound and Does 1 through 100, inclusive, was filed in the United States District Court for the Central District of California (No. CV-97-8281 TJH (AIJx)), on August 12, 1997, and transferred to the United States District Court for the Northern District of Texas, Dallas Division, where it is pending (Civil Action No. 3:98-CV-0960-H). The complaint contains several causes of action, all of which deal with the purchase by Outbound of two pieces of property from the Resolution Trust Corporation ("RTC") during 1993 and 1994. The plaintiffs contend that they also bid on the property, that Outbound learned the amount of their bids, used that information to out-bid them and, ultimately, purchase the property. The complaint seeks general damages, special damages, equitable injunctive and restitutionary relief, including restitution of the property involved, punitive damages, attorneys' fees, and litigation costs. Pre-trial discovery, including discovery on plaintiffs' damage claims and theories, actively began in the second quarter of 1999. Outbound filed preliminary motions for summary judgment on August 16, 1999. The Court assigned all preliminary matters to a U.S. magistrate who heard all pending motions, except the motion for summary judgment, on September 24, 1999. The court denied Outbound's motion requesting plaintiffs be required to join RTC, Old Stone Bank and a bank employee as defendants and dismissed, without prejudice, all of plaintiff's motions related to discovery issues. On November 19, 1999, the U.S. magistrate granted West's motion for summary

                         WEST TELESERVICES CORPORATION

                  Years Ended December 31, 1999, 1998 and 1997
                (Dollars in Thousands Except Per Share Amounts)

judgment in full. On December 9, 1999, the plaintiffs appealed to the Appellate Court Fifth Circuit the summary judgment granted Outbound by the United States District Court for the Northern District of Texas, Dallas Division. The briefing schedule has not yet been set.

I. SIGNIFICANT CUSTOMERS AND SERVICE LINES

  For the years ended December 31, 1999, through December 31, 1997, the Company had 41 to 47 major customers who accounted for approximately 80% of total revenues. The Company had one customer who accounted for 32% of total revenue for the year ended December 31, 1999 and 33% of total revenue for the year ended December 31, 1998, and two customers, accounted for 25% and 12% for the year ended December 31,1997.

  The following is revenue by service lines for years ending December 31, 1999, 1998 and 1997:

                                                         For the Year Ending
                                                             December 31,
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
   Inbound........................................... $251,663 $186,454 $130,469
   Interactive.......................................  131,720  122,601  138,874
   Outbound..........................................  179,061  173,768  129,489
                                                      -------- -------- --------
   Total revenue..................................... $562,444 $482,823 $398,832
                                                      ======== ======== ========

J. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is the summary of the quarterly results of operations for the two years ended December 31:

                                            Three Months Ended
                               --------------------------------------------
                               March 31, June 30, September 30, December 31,
                                 1999     1999       1999          1999
                               -------- -------- ------------- ------------
   Revenue...................  $137,992 $138,085   $143,071      $143,295
   Net operating income......    21,802   17,612     19,650        20,444
   Net income before income
    taxes....................    22,180   17,935     19,778        20,464
   Net income................    13,909   11,066     12,160        12,619
   Earnings per common share:
     Basic...................  $   0.22 $   0.17   $   0.19      $   0.20
     Diluted.................  $   0.22 $   0.17   $   0.19      $   0.19

                                            Three Months Ended
                               --------------------------------------------

                               March 31, June 30, September 30, December 31,
                                 1998      1998       1998          1998
                               -------- -------- ------------- ------------
   Revenue...................  $116,075 $118,004   $123,294      $125,450
   Net operating income......    19,985   17,570     18,013        17,923
   Net income before income
    taxes....................    20,223   17,916     18,438        18,183
   Net income................    12,412   11,016     11,355        11,208
   Earnings per common share:
     Basic...................  $   0.20 $   0.17   $   0.18      $   0.18
     Diluted.................  $   0.20 $   0.17   $   0.18      $   0.18

            [Artwork appearing on inside back cover of Prospectus]


                       Fully Integrated National Network


                          [Map depicting location of
                       contact centers, automated voice
                        and data processing centers and
                            Corporate Headquarters]

-------------------------------------------------------------------------------
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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    5
Forward Looking Statements................................................   10
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   10
Dividend Policy...........................................................   11
Capitalization............................................................   11
Selected Consolidated Financial Information...............................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   19
Management................................................................   29
Selling Stockholders......................................................   31
Description of Capital Stock..............................................   32
Underwriting..............................................................   34
Validity of Common Stock..................................................   35
Experts...................................................................   35
Where You Can Find More Information.......................................   36
Index to Consolidated Financial Statements................................  F-1

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                               4,500,000 Shares

                               West Teleservices
                                  Corporation

                                 Common Stock


                                  -----------

                          [LOGO OF WEST TELESERVICES]
                                  -----------

                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                                  -----------

                             Robert W. Baird & Co.

                       Janney Montgomery Scott LLC

                      Representatives of the Underwriters

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the fees and expenses payable by West TeleServices Corporation in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:

      NASD fee........................................................   13,909
      Printing fees...................................................   40,000
      Legal fees and expenses.........................................  350,000
      Accounting fees and expenses....................................  100,000
      Miscellaneous fees and expenses.................................   46,091
                                                                       --------
        Total......................................................... $550,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court or Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnify for proper expenses.

  Our By-laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

  Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. We have adopted a provision in our Restated Certificate of Incorporation that provides for such limitation to the full extent permitted under Delaware Law.

  Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

Item 16. Exhibits

 1.1 Form of Underwriting Agreement.*
 3.1 Restated Certificate of Incorporation (filed as Exhibit 3.01 to Amendment
     No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-
     13991) on November 21, 1996)
 3.2 Restated By-laws of West TeleServices Corporation (filed as Exhibit 3.02 to Amendment No. 2 to the Company's Registration Statement on Form S-1
     (File No. 333-13991) on November 21, 1996)

  5.1 Opinion of Willkie Farr & Gallagher.*
 23.1 Consent of Willkie Farr & Gallagher (included in their opinion filed as
      Exhibit 5.1).*
 23.2 Consent of Deloitte & Touche LLP
 24.1 Power of Attorney+

--------

* To be filed by amendment
+ Previously filed

Item 17. Undertakings.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(d) or 15(d) of the Securities Exchange Act of 1934, (and, where applicable,. each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, West TeleServices Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the 11th day of April, 2000.

                                          WEST TELESERVICES CORPORATION

                                                   /s/ Thomas B. Barker
                                          By: _________________________________
                                            Name: Thomas B. Barker
                                            Title:  President and Chief
                                                    Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signatures                         Title                   Date
              ----------                         -----                   ----

                  *                    Co-Chairman of the Board     April 11, 2000
______________________________________  and Director
             Gary L. West

                  *                    Vice Chair of the Board      April 11, 2000
______________________________________  and Director
             Mary E. West

         /s/ Thomas B. Barker          President and Chief          April 11, 2000
______________________________________  Executive Officer and
           Thomas B. Barker             Director (Principal
                                        Executive Officer)

                  *                    Chief Financial Officer,     April 11, 2000
______________________________________  Executive Vice President-
           Michael A. Micek             Financial and Treasurer
                                        (Principal Financial and
                                        Accounting Officer)

                  *                    Director                     April 11, 2000
______________________________________
          William E. Fisher

                  *                    Director                     April 11, 2000
______________________________________
            Greg T. Sloma

    /s/ Thomas B. Barker

*By: _______________________

      Thomas B. Barker

      Attorney-in-Fact

                                 EXHIBIT INDEX

  3.1 Restated Certificate of Incorporation (filed as Exhibit 3.01 to Amendment
      No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-
      13991) on November 21, 1996)
  3.2 Restated By-laws of West TeleServices Corporation (filed as Exhibit 3.02 to Amendment No. 2 to the Company's Registration Statement on Form S-1
      (File No. 333-13991) on November 21, 1996)
  5.1 Opinion of Willkie Farr & Gallagher.*
 23.1 Consent of Willkie Farr & Gallagher (included in their opinion filed as
      Exhibit 5.1).*
 23.2 Consent of Deloitte & Touche LLP
 24.1 Power of Attorney+

--------

*  To be filed by amendment

+  Previously filed